

03056868



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 3, 2003 | Commission file number: 000-05083

Saucony, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	04-1465840
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13 Centennial Drive, Peabody, MA 01960
(Address of principal executive offices)

Registrant's telephone number, including area code: (978) 532-9000
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Class A Common Stock, $.33-1/3 par value
(Title of class)
Class B Common Stock, $.33-1/3 par value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X].

The aggregate market value of voting and non-voting common equity stock held by non-affiliates of the registrant, as of July 5, 2002, was approximately $32,071,000 (based on the closing sale prices of the Class A Common Stock and Class B Common Stock on such date as reported on the Nasdaq National Market).

The number of shares of the registrant's Class A Common Stock, $.33-1/3 par value, and Class B Common Stock, $.33-1/3 par value, outstanding on March 7, 2003 was 2,525,047 and 3,554,340, respectively.

Portions of the registrant's Definitive Proxy Statement for its 2003 Annual Meeting of Stockholders scheduled to be held on May 21, 2003 (the "2003 Proxy Statement"), which will be filed with the Securities and Exchange Commission not later than 120 days after January 3, 2003, are incorporated by reference into Part III of this Annual Report on Form 10-K. With the exception of the portions of the 2003 Proxy Statement expressly incorporated into this Annual Report on Form 10-K by reference, such document shall not be deemed filed as part of this Annual Report on Form 10-K.

SAUCONY, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JANUARY 3, 2003

	Caption	Page
PART I		
Item 1.	Business	3
	Executive Officers of the Registrant	10
Item 2.	Properties	12
Item 3.	Legal Proceedings	12
Item 4.	Submission of Matters to a Vote of Security Holders	12
PART II		
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	13
Item 6.	Selected Financial Data	14
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	15
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	32
Item 8..	Financial Statements and Supplementary Data	32
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	32
PART III		
Item 10.	Directors and Executive Officers of the Registrant	34
Item 11.	Executive Compensation	34
Item 12.	Security Ownership of Certain Beneficial Owners and Management And Related Stockholder Matters	34
Item 13.	Certain Relationships and Related Transactions	34
Item 14.	Controls and Procedures	34
PART IV		
Item 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	35
	Signatures	36
	Certifications	37

PART I

ITEM 1 - BUSINESS

Overview

We design, develop and market performance-oriented athletic footwear, athletic apparel and casual leather footwear. Our principal products are:

- technical running, walking and outdoor trail shoes and athletic apparel, which we sell under the Saucony brand name;
- technical running shoe models from the early 1980's, which we reintroduced in 1998, as Saucony "Originals", our classic footwear line;
- athletic apparel, which we sell under the Hind brand name;
- shoes for coaches and officials and casual leather walking and workplace footwear, which we sell under the Spot-bilt brand name.

Our products are sold in the United States at more than 5,500 retail locations and at our 12 factory outlet stores and outside the United States in 35 countries through 21 distributors located throughout the world. For the fiscal year ended January 3, 2003, we generated total sales of $133.2 million. During 2002 we relocated our Hind apparel design and development function from Boulder, Colorado to our facility in Peabody, Massachusetts. Furthermore, we completed the conversion of our Hind sourcing to a finished goods solution, which we feel should reduce our inventory requirements.

We are a Massachusetts corporation, founded in 1920. Our headquarters are in Peabody, Massachusetts.

Saucony®, Spot-bilt®, GRID®, Hyde®, and Hind® are our registered trademarks. This annual report on Form 10-K also includes other service marks, trademarks and trade names of ours and of companies other than us. Unless the context indicates otherwise, the terms "we", "us", "Saucony" and the "Company" are used herein to refer to Saucony, Inc. and its consolidated subsidiaries.

Segments

Our business is organized into two operating segments. The Saucony segment consists of Saucony technical and Originals footwear and Saucony apparel. The Other Products segment consists of Hind athletic apparel, Hyde Authentics footwear, which footwear brand we no longer distribute, and Spot-bilt shoes for coaches and officials and casual leather walking and workplace footwear, together with sales of our products at our 12 factory outlet stores.

The following table sets forth the approximate contribution to net sales (in dollars and as a percentage of consolidated net sales) attributable to our Saucony segment and our Other Products segment for the periods and geographic areas indicated.

Net Sales
(dollars in thousands)

	Fiscal 2002		Fiscal 2001		Fiscal 2000	
	$	%	$	%	$	%
Saucony						
Domestic	$ 83,182	62%	$ 86,414	65%	$ 126,758	75%
International	27,647	21%	23,878	18%	19,710	12%
Total	$ 110,829	83%	$ 110,292	83%	$ 146,468	87%
Other Products						
Domestic	$ 20,171	15%	$ 20,070	15%	$ 19,035	12%
International	2,196	2%	1,899	2%	2,294	1%
Total	$ 22,367	17%	$ 21,969	17%	$ 21,329	13%
Total	$ 133,196	100%	$ 132,261	100%	$ 167,797	100%

For further financial information concerning geographic areas and our operating segments, please see Notes 16 and 17 to our Consolidated Financial Statements in this Annual Report on Form 10-K.

Products

Footwear

Technical Footwear. We sell performance running, walking and outdoor trail shoes for athletes under the Saucony brand name, which has been marketed in the United States for over 30 years. A substantial majority of sales are in the running shoe category. We have several different products within each Saucony brand category. These products have different designs and features, resulting in different cushioning, stability, support characteristics and prices.

We design and market separate lines for men and women within most technical footwear categories. In keeping with our emphasis on performance, we market and sell our technical footwear to athletes who have a high participation rate in their sport of choice. We address this market through our "Loyal to the Sport" advertising campaign. We believe that these consumers are more brand loyal than those who buy athletic footwear for casual use. The suggested domestic retail prices for most of our technical footwear products are in the range of $50 to $90 per pair, with our top-of-the-line running shoes having suggested domestic retail prices of up to $130 per pair. During fiscal 2002, we introduced several new shoes targeted at the mid-priced footwear segment, which is the largest segment of the running shoe market, with retail prices ranging from $60 to $80 per pair.

The Saucony brand is recognized for its technical innovation and performance. As a result of our application of biomechanical technology in the design process, we believe that our Saucony footwear has a distinctive “fit and feel” that is attractive to athletic users. A key element in the design of our shoes is an anatomically correct toe and heel configuration that provides support and comfort for the particular activity for which the shoe is designed.

We build a variety of technical features into our shoes. Most of our technical running and other athletic shoes incorporate our Ground Reaction Inertia Device, or GRID system, an innovative midsole system that employs molded strings engineered to create a feeling similar to that of the “sweet spot” of a tennis racquet. In contrast with conventional athletic shoe midsoles, the GRID system is designed to react to various stress forces differently, thereby maximizing shock absorption and minimizing rear foot motion. We have continually improved the GRID system since it was first introduced in 1991.

During fiscal 2002, we incorporated our newest proprietary footwear technology, Custom Ride Management, into our core technical footwear products. Custom Ride Management technology allows us to tailor shoes to the individual characteristics of a runner, including height, weight, foot size and gait cycles. By doing so, it allows athletes to select a level of cushioning or stability based on their need or preference. During fiscal 2002, we incorporated Custom Ride Management into two running models and in December 2002 commenced shipment of a walking model.

We design our Saucony technical cross training, women's walking and outdoor technical trail shoes with many of the same performance features and "fit and feel" characteristics as are found in Saucony technical running shoes. During fiscal 2002, our most popular non-running technical athletic shoe was a woman's performance walking shoe.

Technical footwear, inclusive of full margin and closeout technical footwear, accounted for approximately 70%, 61% and 51% of our fiscal 2002, fiscal 2001 and fiscal 2000 consolidated net sales, respectively.

Originals Footwear. In 1998, we reintroduced a number of our technical running shoe models from the early 1980's under the name "Originals." These shoes are designed to appeal to younger consumers who do not generally wear them for athletic purposes. We believe our Originals shoes have benefited from the trend toward "retro" products in footwear and apparel. We offer these shoes in a variety of styles with over 100 combinations of colors and materials. The suggested retail prices for our Originals are in the range of $40 to $60 per pair.

Our initial Originals offering consisted of two models, the "Jazz Originals" and the "Shadow Originals." In light of the success of these products, we expanded the Originals product line to include color and material variations on our initial Originals and have introduced children's models. During fiscal 2002, we introduced additional Originals products, including contemporary-styled reintroductions of our technical running shoe models from the early 1980's and other casual footwear designed for the 12 to 25 year old footwear consumer.

Originals footwear, inclusive of full margin and closeout originals footwear, accounted for approximately 12%, 21% and 35% of our fiscal 2002, fiscal 2001 and fiscal 2000 consolidated net sales, respectively. We attribute the decrease in sales of Originals footwear primarily to a shift in consumer preference to other product categories, primarily basketball footwear, which we do not sell.

Spot-bilt

We sell shoes for coaches and officials and casual leather walking and workplace footwear under the Spot-bilt brand name through similar distribution channels as our Saucony brand shoes.

Hyde Authentics

We formerly sold shoes under the Hyde Authentics brand name.

Athletic Apparel

Hind

We sell a full line of technical apparel under the Hind brand name for use in a variety of sports, including running, fitness and bicycling. We believe that our Hind products have a reputation among athletes for delivering comfort and performance. Most of our Hind products incorporate our moisture management technology, which transfers moisture away from the wearer's skin to enhance comfort. We frequently add innovations to our Hind product offerings in an effort to incorporate the latest fabric technology.

Saucony

We also market athletic apparel under the Saucony label. We target our Saucony apparel line at the mainstream running consumer. We believe that our Saucony athletic apparel supports our Saucony athletic footwear products by enhancing the visibility of the Saucony brand.

Product Design and Development

We believe that the technical performance of our Saucony footwear and other product lines is important to the ultimate consumers of our products. We continually strive to produce products that improve athletic performance and maximize comfort. We use the consulting services of professional designers as well as podiatrists, orthopedists, athletes, trainers and coaches as part of our product development program. We maintain a staff of 13 design and development specialists in Peabody, Massachusetts to undertake continuing product development.

In fiscal 2002, we spent approximately $1.61 million on our product development programs, compared to approximately $1.14 million in fiscal 2001 and $1.08 million in fiscal 2000. Most of our research and development expenditures relate to Saucony brand footwear products.

Sales and Marketing

Saucony

We sell our Saucony footwear products at more than 5,500 retail outlets in the United States, primarily higher-end, full-margin sporting goods chains, independent sporting goods stores, athletic footwear specialty stores and department stores. These retail outlets include Foot Locker, Lady Foot Locker, Road Runner Sports, The Athletes Foot Group, United Merchandising and DSW Shoe Warehouse.

We maintain a corporate sales group that is directly responsible for the sales activity in our largest 42 accounts. We also sell our footwear and apparel to retail outlets in the United States through 14 independent manufacturers' agents, whose organizations employ approximately 64 sales representatives. We coordinate the efforts of these representatives through our field sales management group. Our web site, saucony.com, receives thousands of "hits" weekly from consumers looking for new product information and race and event data, as well as general Saucony information. See "Available Information".

We sell our Saucony products outside the United States in 35 countries through 19 distributors located throughout the world, through our Canadian subsidiary, in which we hold an 85% ownership interest, and through our wholly owned subsidiaries located in the Netherlands and the United Kingdom.

We strive to enhance our reputation and image in the marketplace and increase recognition of the Saucony brand name by advertising our products through print media and television advertising. For our technical footwear, we advertise primarily in magazines such as "Runner's World", "Shape" and "Self". We also sponsor sporting events and telecasts to increase brand awareness and the image of our technical footwear to athletes. Examples include "Saucony Running and Racing" seen monthly on ESPN and sponsorship of the Los Angeles Marathon. To build in-store presence, we use account-specific and in-store promotions, such as athlete appearances, special events and discounts for store employee purchases of our products. For our Originals line, we generally advertise in "lifestyle" magazines that target 12 to 25 year olds, such as "Seventeen".

Most of our advertising and promotional programs for our Saucony brand are directed toward the ultimate consumer. We also promote the Saucony brand to the retail trade through attendance at trade shows and similar events. We employ a cooperative advertising program, which is intended to maximize advertising resources by having our retailers share in the cost of promoting our Saucony brand in print advertising, while affording our retailers the opportunity to promote their stores.

Advertising and promotion efforts in foreign markets are directed by local distributors, the nature and content of which is subject to our approval.

Other Products

We sell our Hind products domestically at independent sporting goods stores and specialty sporting equipment stores through 18 independent manufacturers' agents, whose organizations employ approximately 48 sales representatives. We sell our Hind products outside the United States in 3 countries, through two distributors and our subsidiaries in Canada and the United Kingdom. We market our Spot-bilt line through our Saucony brand distribution channels and directly to customers through our website at Spotbilt.com. See "Available Information".

Factory Stores

We currently operate 12 factory outlet stores at which we sell our Saucony, Hind and Spot-bilt products. To avoid competing against full-margin retail outlets for these products, we generally limit the items offered at these stores to products with cosmetic defects, discontinued merchandise, slow-moving products and special make-up footwear products. As part of our growth strategy, we plan to open factory stores in selected, factory-outlet malls in areas in which we believe the Saucony brand is underdeveloped and there is a significant potential for sales and profit growth. We believe that this approach will strengthen Saucony brand name recognition. During fiscal 2002, we opened two new factory outlet stores and closed one underperforming store. We plan to open an additional factory outlet store in the first quarter of fiscal 2003 and two more factory outlet stores in the second quarter of fiscal 2003.

Suppliers

Independent overseas manufacturers produce all of our Saucony products, including our Originals products, and our Spot-bilt products. The overseas footwear manufacturers that supply products to us are located in Asia, principally in China. We select footwear manufacturers in large part on the basis of our prior experience with the manufacturer and the availability of production capacity. We have developed long-term relationships with key footwear manufacturers that we believe have yielded many benefits, including quality control, favorable costs, flexible working arrangements and predictable production capacity. Although to date we have not experienced difficulty in obtaining manufacturing services, we seek to develop additional overseas manufacturing sources from time to time, both to increase our sourcing capacity and to obtain alternative sources of supply.

We perform an array of quality control procedures at various stages of the production process, from testing of product prototypes prior to manufacture, to inspection of finished goods prior to shipment. Our quality control program is designed to ensure that finished goods meet our established design specifications and high quality standards. We employ approximately 22 Saucony footwear quality control personnel in China. Our personnel in China regularly visit our footwear manufacturers throughout Asia to monitor, oversee and improve the quality control and production processes.

We contract with third parties for the manufacture of our Hind apparel, most of which is manufactured in the United States of domestically sourced fabrics.

Raw materials required for the manufacture of our products, including leather, rubber, nylon and other fabrics, are generally available in the country in which our products are manufactured. We and our suppliers have not experienced difficulty in satisfying raw material needs to date.

The number of our foreign suppliers and the percentage of products sourced by us from particular foreign suppliers varies from time to time. During fiscal 2002, we purchased footwear products from four overseas suppliers. One such supplier, located in China, accounted for approximately 35% of our total overseas footwear purchases by dollar volume.

Although we compete with other athletic shoe and apparel companies, including companies that are much larger than we are, for access to production facilities, we believe that our relationships with our footwear and other suppliers are strong. We also believe that we have the ability to develop, over time, alternative sources in various countries for footwear and other products that we source from our current suppliers. However, in

the event of a supply interruption, our operations could be materially and adversely affected if a substantial delay occurred in locating and securing alternative sources of supply.

Our operations are subject to compliance with the laws and regulations enforced by the United States Customs Service and to the customary risks of conducting business abroad, including currency fluctuations, increases in customs duties and related fees, import controls and trade barriers (imposition of import quotas), restrictions on the transfer of funds, work stoppages and, in certain parts of the world, political instability causing disruption of trade. To date, these factors have not had a material adverse affect on our operations.

Distribution and Inventory

We distribute our products from our owned warehouses in Massachusetts and leased warehouses in Canada and The Netherlands, as well as through third-party operated warehouse facilities located in California and the United Kingdom.

To accommodate our domestic customers' requirements and plan for our own product needs, we employ a "futures" order program for most of our products under which we take orders in advance of the selling season for a particular product and commit to ship the product to the customer in time for the selling season. We offer our customers price discounts and extended payment terms as an incentive for using this ordering program. Our futures order program is similar to programs offered by other athletic footwear companies.

We also maintain an open-stock inventory on several core technical footwear styles, a limited number of Originals footwear styles and Hind apparel products so that we can satisfy retailers' orders on an "at-once" basis. The majority of our Originals line of footwear is sold on a "futures" basis, with limited planned inventory position, because we believe that demand for products from our Originals line is more closely tied to style and fashion trends than demand for our other products. By maintaining limited inventory for several styles of our Originals line, we seek to minimize the risk of inventory obsolescence that can result from unanticipated changes in consumer preferences. We are, however, subject to inventory risk for our Originals and technical footwear products in the event of significant order cancellations.

Backlog

The athletic and casual footwear and athletic apparel industries in which we compete are subject to seasonal sales fluctuations. Sales of our Saucony and other footwear brands and our Hind athletic apparel are generally highest in the first and third quarters. Because products sold on an "at once" basis are generally shipped as orders are received, our backlog relates primarily to products sold on a "futures" basis. The mix of "future" and "at-once" orders can vary significantly from quarter-to-quarter and year-to-year.

Our backlog of unfilled orders was approximately $52.4 million at January 3, 2003 and $42.5 million at January 4, 2002. We expect that all of our backlog at January 3, 2003 will be shipped in fiscal 2003, provided that our customers do not cancel their orders. However, our backlog does not necessarily represent actual future shipments because orders may be cancelled by our customers without financial penalty. The rate of customer order cancellations can vary quarter-to-quarter and year-to-year. Customers may also reject nonconforming products.

During fiscal 2002, 2001 and 2000 we did not derive more that 10% of our consolidated revenue from sales to one customer.

Trade Policy

Our practice of sourcing products overseas, with subsequent importation into the United States, exposes us to possible product supply disruptions and increased costs in the event of actions by United States or foreign government agencies adverse to continued trade or the enactment of legislation that restricts trade. We are unable to predict whether additional United States customs duties, quotas or other restrictions may be imposed in the future upon the importation of our products. Any such occurrences might adversely affect our sales or profitability, possibly materially.

For example, we import significant amounts of our footwear products from China. On December 11, 2001, China acceded to the World Trade Organization ("WTO") and thus now enjoys Permanent Normal Trade Relations with the United States. Therefore, China receives the same favorable tariff treatment that the United States extends to its other "normal" trading partners. However, even though it has joined the WTO, scrutiny of China's trading practices is not likely to subside. There will be continuing pressure on China to honor its WTO commitments, particularly those relating to intellectual property protection. If China does not abide by WTO rules, the United States may come under pressure to impose sanctions, such as duties or quotas, on imports from China. If any such action were to include imports of footwear products from China, it could significantly add to our cost of goods and could restrict our supply of products from that country.

Competition

Competition is intense in the markets in which we sell our products. We compete with a large number of other companies, both domestic and foreign. Several competitors are large organizations with diversified product lines, well-known brands with financial, distribution and marketing resources substantially greater than ours. The principal competitors for our Saucony products are Nike, New Balance and Asics. The principal competitors for our Hind products are Nike, Pearl Izumi and Sugoi. We compete based on a variety of factors, including price, product style, durability and quality, product design and technical performance, brand image and awareness, marketing and promotion and our ability to meet delivery commitments to retailers. We believe that we are competitive in all of these areas. However, there can be no assurance that we will be able to retain our market share or respond timely to changing consumer preferences.

Trademarks

We use trademarks on nearly all of our products and believe that having distinctive marks is an important factor in marketing our products. We have registered our Saucony®, Spot-bilt®, GRID®, Hyde® and Hind® marks, among others, in the United States. We have also registered some of these marks in a number of foreign countries. Although we have a foreign trademark registration program for selected marks, we may not be able to register or use such marks in each foreign country in which we seek registration.

Employees

As of January 3, 2003, we employed approximately 291 people worldwide. Of these employees, approximately 224 were in the United States and approximately 67 were in foreign locations. We believe that our employee relations are excellent. We have never experienced a strike or other work stoppage. Approximately 22 employees in our Peabody, Massachusetts warehouse were represented by a union as of January 3, 2003. The collective bargaining agreement with the union which represents our warehouse employees expires on April 30, 2003. While we believe that we will be able to negotiate a new collective bargaining agreement prior to that date, we may not be successful in doing so. If we are not successful, we might experience a strike or other work stoppage, which could have a material adverse affect on our operations. None of our other employees are represented by a union or are subject to a collective bargaining agreement.

Available Information

We maintain a website at www.sauconyinc.com. We make available free of charge on or through that website our recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. Beginning in April 2003, we expect to make available, free of charge on our website, our recent Current Reports on Form 8-K and filings under Section 16 of the Securities Exchange Act of 1934, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. We are not including the information contained at www.sauconyinc.com, www.saucony.com, www.hind.com, www.spotbilt.com or at any other Internet address as part of, or incorporating it by reference into, this Annual Report on Form 10-K.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers, as of March 15, 2003 are as follows:

Name	Age	Position
John H. Fisher	55	Chairman of the Board, President and Chief Executive Officer
Charles A. Gottesman	52	Vice Chairman of the Board and Executive Vice President, Business Development
Michael Umana	40	Senior Vice President, Finance, Chief Operating and Financial Officer and Treasurer
Wolfgang Schweim	50	President, Saucony International
Michael Jeppesen	43	Senior Vice President, Manufacturing and Design
Samuel S. Ward	40	Senior Vice President, Operations and Technology
Roger P. Deschenes	44	Vice President, Controller, Chief Accounting Officer and Assistant Treasurer

John H. Fisher has served as one of our directors since 1980 and as Chairman of the Board since 1991. Mr. Fisher has served as our Chief Executive Officer since 1991 and as our President since 1985. Mr. Fisher served as our Chief Operating Officer from 1985 to 1991, our Executive Vice President from 1981 to 1985 and as our Vice President, Sales from 1979 to 1981. He is a member of the World Federation of Sporting Goods Industries, is the former Chairman of the Athletic Footwear Council of the Sporting Goods Manufacturers Association and is a member of various civic associations. Mr. Fisher is the son of Phyllis H. Fisher, one of our directors, and the brother-in-law of Charles A. Gottesman, our Vice Chairman of the Board and Executive Vice President, Business Development.

Charles A. Gottesman has served as one of our directors since 1983. Mr. Gottesman has served as our Vice Chairman of the Board and Executive Vice President, Business Development since July 2001. Mr. Gottesman served as our Executive Vice President, Chief Operating Officer and Treasurer from 1992 to June 2001, our Executive Vice President, Finance from 1989 to 1992, our Senior Vice President from 1987 to 1989, our Vice President from 1985 to 1987, our Treasurer from 1983 to 1989 and in several other capacities beginning in 1977. Mr. Gottesman is the son-in-law of Phyllis H. Fisher, one of our directors, and the brother-in-law of John H. Fisher, our President and Chief Executive Officer.

Michael Umana has served as our Senior Vice President, Finance, Chief Operating Officer, Chief Financial Officer and Treasurer, since July 2001 after having served as our Senior Vice President, Finance and Chief Financial Officer since May 2000. Mr. Umana joined us in October 1999 as our Vice President, Finance and Chief Financial Officer. From 1997 to October 1999, Mr. Umana served as Vice President and Chief Financial Officer of the Analytical Instrument Business Unit, at PerkinElmer, Inc., a high technology manufacturer. From 1985 to 1997, Mr. Umana held various auditing and consulting positions, the most recent being Senior Manager, Business Consulting, at Arthur Andersen LLP, a professional services company. Mr. Umana is a Certified Public Accountant.

Wolfgang Schweim became the President of Saucony International in January 1998 after serving as President of our athletic footwear division from 1994 to January 1998. From 1993 to 1994, Mr. Schweim served as Managing Director for Saucony Europe. From 1989 to 1993, Mr. Schweim was the German Managing Director and Marketing Sales Manager for Europe at Asics, an athletic shoe manufacturer. Prior to 1989, Mr. Schweim worked in sales and marketing positions with various shoe manufacturers, including Nike International and Adidas AG.

Michael Jeppesen joined us in May 2001, as Senior Vice President, Manufacturing and Design. From October 1999 to May 2001, Mr. Jeppesen was employed as Vice President of Operations for Coach Leatherware Inc, a leather products manufacturer, where he was responsible for manufacturing and product development. From December 1996 to October 1999, Mr. Jeppesen held various senior management positions at Adidas AG, an athletic footwear manufacturer, including Vice President of European Operations and Vice President – Global Materials, the most recent being Vice President of European Operations, which he held beginning in 1997. Mr. Jeppesen was employed as General Manager of Prime Asia, a footwear manufacturer, from 1994 to 1996.

Samuel S. Ward has served as our Senior Vice President, Operations and Technology since October 2002. Mr. Ward joined us in February 2001 as Vice President, Enterprise Solutions, in which capacity he was responsible for leading a continuous improvement program to improve operational efficiency through the redesign of business processes and supporting information systems. From 1994 to 2001, Mr. Ward held various supply chain and business process improvement consulting positions, including Senior Consultant and Manager, which he held from 2000 to 2001, in the Business Consulting Group at Arthur Andersen LLP, a professional services company. Mr. Ward graduated from Duke University's Fuqua School of Business in 1994. From 1987 to 1992, Mr. Ward held various finance and operations positions at General Electric Company and completed General Electric's Financial Management Program.

Roger P. Deschenes has served as our Vice President, Controller, Chief Accounting Officer and Assistant Treasurer since December 2002 after having served as our Vice President, Controller and Chief Accounting Officer since 1997, and our Controller and Chief Accounting Officer from 1995 to 1997. Mr. Deschenes joined us in 1990 as Corporate Accounting Manager. He was employed at Allen-Bradley Company, a subsidiary of Rockwell International, Corp., from 1987 to 1990 as Financial and Cost Reporting Supervisor. Mr. Deschenes is a Certified Management Accountant.

Officers are elected on an annual basis and serve at the discretion of the Board of Directors.

ITEM 2 - PROPERTIES

Our general and executive offices and our main distribution facility are located in Peabody, Massachusetts and are owned by us. This facility consists of approximately 126,000 square feet, of which 107,000 square feet is warehouse space.

We also own a facility in Bangor, Maine containing approximately 73,000 square feet of space, which we previously had used for the assembly of our domestic Saucony running shoes. We commenced seeking a buyer for this facility in February 2002. We also own a facility in Brookfield, Massachusetts containing approximately 109,000 square feet, which we use for warehousing and distribution.

We lease factory outlet stores with an aggregate of approximately 23,000 square feet of retail space at 10 locations in Massachusetts, Maine and Florida. The terms of these leases range from 3 to 10 years. We also own a factory outlet store containing approximately 3,000 square feet of retail space in Bangor, Maine.

ITEM 3 - LEGAL PROCEEDINGS

We are involved in routine litigation incident to our business. We do not believe that any of these proceedings will have a material adverse effect on our financial position, operations or cash flows.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fiscal quarter ended January 3, 2003, there were no matters submitted to a vote of security holders of Saucony, through the solicitation of proxies or otherwise.

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Class A Common Stock and Class B Common Stock trade on the Nasdaq National Market under the symbols "SCNYA" and "SCNYB", respectively. The following table sets forth, for the periods indicated, the actual high and low sales prices per share of the Class A Common Stock and the Class B Common Stock as reported by the Nasdaq National Market.

	Class A Common Stock		Class B Common Stock	
	High	Low	High	Low
Fiscal Year ended January 3, 2003				
First quarter	$ 7.000	$ 5.400	$ 6.950	$ 5.375
Second quarter	8.400	6.710	8.590	6.600
Third quarter	7.900	5.850	7.850	5.650
Fourth quarter	10.040	6.000	10.000	5.700
Fiscal Year ended January 4, 2002				
First quarter	$ 10.500	$ 6.313	$ 10.125	$ 5.969
Second quarter	8.570	5.570	8.590	5.800
Third quarter	6.620	5.190	6.400	5.030
Fourth quarter	5.450	4.530	5.600	4.260

There were 243 and 251 stockholders of record of the Class A Common Stock and Class B Common Stock, respectively, on March 27, 2003. Only the Class A Common Stock has voting rights.

We have never paid any cash dividends on shares of our Class A Common Stock or Class B Common Stock. Our credit facility agreement restricts the payment or declaration of any dividend without the consent of our lender. Each share of Class B Common Stock is entitled to a regular cash dividend equal to 110% of the regular cash dividend, if any, payable on a share of Class A Common Stock.

ITEM 6 - SELECTED FINANCIAL DATA

The selected consolidated financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this Annual Report on Form 10-K.

The selected consolidated financial data set forth below as of January 3, 2003 and January 4, 2002 and for the years ended January 3, 2003, January 4, 2002 and January 5, 2001 are derived from the audited consolidated financial statements of Saucony included in this Annual Report on Form 10-K. All other selected consolidated financial data set forth below is derived from audited financial statements of Saucony not included in this Annual Report on Form 10-K. Saucony's historical results are not necessarily indicative of its results of operations to be expected in the future.

	Year Ended Jan. 3, 2003	Year Ended Jan. 4, 2002	Year Ended Jan. 5, 2001 (1)	Year Ended Dec. 31, 1999	Year Ended Jan. 1, 1999
	(in thousands except per share amounts)				
Selected Income Statement Data					
Revenues	$ 133,499	$ 132,364	$ 167,920	$ 155,887	$ 105,810
Operating income (loss) (2), (3)	8,943	(269)	16,123	18,196	5,741
Net income (loss)	5,243	(940)	8,963	10,319	3,579
Earnings per common share - basic	$ 0.86	$ (0.15)	$ 1.45	$ 1.64	$ 0.57
Earnings per common share - diluted	$ 0.85	$ (0.15)	$ 1.41	$ 1.57	$ 0.56
Weighted average common shares and equivalents outstanding					
Basic EPS	6,107	6,080	6,192	6,292	6,242
Diluted EPS	6,186	6,080	6,341	6,568	6,373
Cash dividends per share of common stock	--	--	--	--	--

Selected Balance Sheet Data

	Jan. 3, 2003	Jan. 4, 2002	Jan. 5, 2001	Dec. 31, 1999	Jan. 1, 1999
	(in thousands)				
Current assets	$ 80,670	$ 69,538	$ 73,531	$ 66,480	$ 58,963
Current liabilities	16,343	12,325	15,919	15,403	18,840
Working capital	64,327	57,213	57,612	51,077	40,123
Total assets	87,540	78,100	83,285	77,181	69,879
Long-term debt and capitalized lease obligations, net of current portion	--	--	34	292	559
Stockholders' equity	68,696	63,162	64,620	58,962	48,250

---

(1) See Note 1 to our Consolidated Financial Statements regarding reporting period.
(2) See Note 15 to our Consolidated Financial Statements regarding our Bangor, Maine plant closing and other charges incurred in fiscal 2001.
(3) See Note 14 to our Consolidated Financial Statements regarding the sale of our cycling division in fiscal 2000.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

In the following management's discussion and analysis of financial condition and results of operations: (1) when we refer to the 2002 fiscal year, we mean the fiscal year ended January 3, 2003, (2) when we refer to the 2001 fiscal year, we mean the fiscal year ended January 4, 2002, (3) when we refer to the 2000 fiscal year, we mean the fiscal year ended January 5, 2001 and (4) all dollar amounts are in thousands, except per share amounts.

Business Overview

Our core business focus is to design, develop and market performance-oriented athletic footwear and athletic apparel, which we sell under the Saucony brand name, and athletic apparel, which we sell under the Hind brand name. Sales of Saucony brand products accounted for approximately 83%, 83% and 87% of our consolidated net sales for 2002, 2001 and 2000, respectively, the significant majority of which are sales of Saucony footwear products. Our results of operations, financial position and cash flows are heavily dependent upon our Saucony footwear business. Our ability to increase Saucony footwear sales is dependent upon increasing our share of the market for footwear sales.

We pursue different strategies for our two Saucony footwear product categories. For our technical footwear category, we combine high quality material and components and technical features designed to meet the performance requirements of athletes who have a high participation rate in their choice of sport. We incorporate either our Ground Reaction Inertia Device, or GRID system, or our proprietary footwear technology, Custom Ride Management, into the majority of our technical footwear products. For our Originals footwear category, we design fashion-oriented footwear intended to appeal to younger consumers who generally do not wear the footwear for athletic purposes.

Our primary footwear focus is in technical footwear. As a result, we direct most of our design and development efforts and working capital investments towards our Saucony technical footwear. We view our Originals footwear as a market opportunity which we must carefully manage due to rapid shifts in consumer preferences. Accordingly, we limit our investment in working capital for, and our spending on design and development of, our Originals footwear.

Our Saucony technical footwear and Originals footwear, along with athletic apparel we sell under the Saucony brand name, constitute one operating segment. We have another operating segment which consists of athletic apparel we sell under the Hind brand name, shoes for coaches and officials and casual leather walking and workplace footwear we sell under the Spot-bilt brand name and sales of all of our products at our 12 factory outlet stores. We refer to this segment as our Other Products segment. Sales from our Other Products segment accounted for approximately 17%, 17% and 13% of our consolidated net sales for 2002, 2001, and 2000, respectively. A majority of these sales are sales of our Hind athletic apparel.

We compete in intensely competitive markets. Our ability to achieve sales growth is dependent upon several factors including, but not limited to, product design and technical performance, product quality, price, styling and our ability to market and promote our brand and our products. Our business is sensitive to consumer spending patterns, which in turn are subject to prevailing regional and national economic patterns, such as employment levels and consumer confidence. Continued increases in national unemployment levels and decreased consumer confidence may restrict consumer spending, thereby negatively affecting our sales and results of operations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results may differ materially from these estimates. Our significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K. Critical accounting policies are those policies that are reflective of significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions. Our most critical accounting policies are as follows:

- Revenue Recognition

  We recognize revenue from product sales when title passes and all the rewards and risk of loss have been transferred and all the criteria for revenue recognition described in SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended by SAB 101A and 101B are met. Title generally passes upon shipment or upon receipt by the customer. Retail store revenues are recorded at the time of sale.

  As part of our revenue recognition policy, we must make estimates for defective product returns and other allowances related to current period product revenue. We record a provision for defective product returns and other allowances based upon past experience and the receipt of notification of pending returns. While the returns have historically been within our expectations and the provisions established, the product return rate may not remain constant. Any significant increase in the product return rate and resulting reduction in our net sales could have a material adverse effect on our results of operations and cash flows for the period in which the returns materialize. If actual or expected future returns and allowances were significantly greater or lower than the reserves we established, we would record a reduction or increase to our reserves in the period in which such determination was made.

- Accounts Receivable – Allowances for Doubtful Accounts

  We maintain allowances for doubtful accounts and therefore must estimate losses resulting from the inability of our customers to make required payments. We analyze our accounts receivable, historical bad debt trends, customer credit worthiness, economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. As noted in Note 18 of the consolidated financial statements, we have a credit risk concentration, due to the concentration of our domestic Saucony footwear sales among a relatively small customer base. If the liquidity or financial condition of any of our larger customers were to deteriorate, resulting in an impairment of their ability to make payments due us or if payment schedules of our customers are otherwise delayed from historical trends, additional allowances might be required, which could materially increase our allowance for doubtful accounts and effect our results of operations and cash flows.

- Inventories

  We value our inventory at the lower of the actual cost to purchase or the current estimated market value. We calculate the provision for excess and obsolete inventory as the difference between the cost of the inventory and our estimated market value of the inventory. We estimate market value based upon estimated product demand and market conditions. The provision is recorded as a charge to cost of sales. If actual future demand or market conditions are less favorable than those we project, additional provisions to write-down inventory may be required, which could materially reduce our amount of current assets and affect our results of operations and cash flows.

- Property, Plant and Equipment

We record property, plant and equipment, including buildings, leasehold improvements, equipment and computer equipment at cost and depreciate it over the applicable estimated useful life. Changes in circumstances, such as technological advances or changes to our business operations, can result in differences between the actual and estimated useful lives. In those cases where we determine that the useful life of a long-lived asset should be decreased, we would increase depreciation over the remaining useful life to depreciate the asset's net book value to its salvage value. Decreasing an assets' estimated useful life could affect our results of operations.

- Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets (property, plant and equipment and trademarks) when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. We recognize an impairment of a long-lived asset if the carrying value of the long-lived asset is not recoverable from its estimated future undiscounted cash flows. We measure an impairment loss as the difference between the carrying amount of the asset and its estimated fair value. During fiscal 2002, we recorded an impairment charge of $44 to reduce the carrying amount of long-lived assets used in our retail operations, which carrying value we deemed to be not recoverable from its undiscounted future cash flows. The charge is included in general and administrative expenses. Should future events and circumstance cause cash flows associated with any of our long-lived assets to decline significantly from our estimates, we may need to record charges for impairment of long-lived assets, which would affect our results of operations and financial position.

We no longer amortize goodwill and other indefinite-lived intangible assets. Rather, we review them for impairment. When events or circumstances indicate that the carrying value of a long-lived asset may be impaired, we estimate the future undiscounted cash flows to be derived from the asset to determine whether or not a potential impairment exists. If the carrying value exceeds our estimate of future undiscounted cash flows, we then calculate the impairment as the excess of the carrying value of the asset over our estimate of its fair market value. We record impairment charges as a component of general and administrative expenses. We test the impairment of our goodwill annually. We completed an annual test for impairment at January 3, 2003 and determined that goodwill was not impaired. At January 3, 2003, the carrying value of goodwill was $912. Our estimates of undiscounted future cash flows may differ materially from actual cash flows due to, technological changes, economic conditions or changes to our business operations. A charge for impairment of goodwill may be necessary if we experience a significant decline in our undiscounted future cash flows. Such a charge would affect our results of operations and financial position.

- Income Taxes

We estimate our income taxes in each of the jurisdictions that we operate. This process requires us to estimate our current tax exposure, together with assessing temporary differences, which result in deferred tax assets and liabilities. We recognize deferred tax assets and liabilities based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish valuation allowances when we determine that it is more likely than not that the deferred tax assets resulting from operating losses will not be realized. Realization of deferred tax assets (such as net operating loss carryforwards) is dependent upon future taxable earnings and is therefore uncertain. During fiscal 2002, we recorded deferred tax valuation allowances of $94 on loss carryforwards that are not expected to be realized, increasing our tax expense in the period such determination was made. At January 3, 2003, we have provided valuation allowances in an amount equal to our deferred tax assets which have resulted from net operating losses.

U.S. generally accepted accounting principles allow companies to defer the recognition of tax liability on undistributed earnings of foreign subsidiaries that are indefinitely reinvested in the foreign operation. At January 3, 2003, we had approximately $4,055 of undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations for which we have not recorded deferred income taxes.

Were we to repatriate foreign earnings which have been designated as indefinitely invested in foreign operations, we would record additional tax expense at the time of repatriation.

- Stock-Based Compensation

We have elected to continue to measure stock-based compensation expense using the intrinsic value method. Accordingly, we measure compensation cost for stock options and restricted stock awards as the excess, if any, of the quoted market price of our stock at the date of the grant over the exercise price an employee must pay to acquire the stock. We calculate compensation cost for stock purchase warrants based upon the fair value at the grant date. We amortize stock-based compensation arising from the issuance of restricted stock warrants, below market options and stock-based compensation resulting from stock purchase warrants over the vesting period of the stock grant, option term or the warrant term. Amortization of stock-based compensation amounted to $43, $38 and $6 for 2002, 2001 and 2000, respectively. Had we determined the stock-based compensation expense for our stock options based upon the fair value at the grant date for stock option awards in fiscal 2002, 2001 and 2000, our reported net income would have been reduced by $684, $746 and $535, respectively.

- Hedge Accounting for Derivatives

We enter into forward currency exchange contracts to hedge anticipated foreign currency exchange transactions, as well as the resulting intercompany liabilities which are denominated in currencies other than the functional currency. These contracts economically function as effective hedges of the underlying exposures; however, we are required to record changes in the fair value of these foreign currency contracts against earnings in the period of the change.

We estimate the fair value of our foreign currency exchange contracts based on foreign exchange rates as of January 3, 2003. At January 3, 2003, the notional value our foreign currency exchange contracts to purchase U.S. dollars was $5,685. The fair value of our foreign currency exchange contracts at January 3, 2003 was $5,504. We recorded a charge of $181 against earnings to adjust our derivatives to their fair value. Since January 3, 2003, the value of the U.S. dollar has decreased against the Canadian dollar and the Euro. Continued weakness of the U.S. dollar will require that we record additional charges in fiscal 2003 to adjust our derivatives to their fair value. The amount of the potential charge is dependent upon the change in foreign exchange rates from the January 3, 2003 rates to the time that the forward exchange contract matures or to the foreign exchange rates as of the period end reporting date. These charges could have a material effect on our results of operations, financial position and cash flows.

- Contingencies

We are involved in legal proceedings involving employee and contractual relationships, product liability claims, trademark rights and other matters. We record contingent liabilities for claims against us when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. We disclose contingent liabilities when there is a reasonable possibility that the claim will exceed the recorded liability. Estimating probable losses requires analysis of several factors and may include our judgment as to the potential actions of third party claimants and courts. Currently, we do not believe that any of our pending legal proceedings or claims will have a material impact on our earnings or on our financial position. If actual or estimated probable future claims exceed our recorded liability for the claims, we would record additional charges during the period in which the actual loss or change in estimate occurred.

Highlights

	Increase (Decrease)			
	2002 vs. 2001		2001 vs. 2000	
Net sales	$ 935	0.7%	$ (35,536)	(21.2)%
Gross profit	3,703	8.8	(20,059)	(32.3)
Selling, general and administrative expenses	(3,129)	(7.7)	(3,134)	(7.2)

	$ Change	
	2002 vs. 2001	2001 vs. 2000
Operating income	$ 9,212	$ (16,392)
Income before income taxes	9,645	(15,877)
Net income	6,183	(9,903)

	Percent of Net Sales		
	2002	2001	2000
Gross profit	34.4%	31.9%	37.1%
Selling, general and administrative expenses	28.0	30.6	25.9
Operating income (loss)	6.7	(0.2)	9.6
Income (loss) before income taxes	7.0	(0.3)	9.2
Net income (loss)	3.9	(0.7)	5.3

Consolidated Net Sales

Fiscal 2002, fiscal 2001 and fiscal 2000 consisted of 52, 52 and 53 weeks, respectively. Our net sales and results of operations for each of fiscal 2002, fiscal 2001 and fiscal 2000 are comparable. Net sales increased $935, or 1%, to $133,196 in fiscal 2002 from $132,261 in fiscal 2001. Net sales decreased $35,536, or 21%, to $132,261 in fiscal 2001 from $167,797 in fiscal 2000. Net sales for 2000 included $3,188 in net sales from our cycling division, which we divested in June 2000.

On a geographic basis, domestic sales decreased $3,131, or 3%, to $103,353 in fiscal 2002 from $106,484 in fiscal 2001. International sales increased $4,066, or 16%, to $29,843 in fiscal 2002 from $25,777 in fiscal 2001. Favorable changes in foreign exchange rates accounted for $214 of the international sales increase in fiscal 2002. Domestic sales decreased $39,309, or 27%, to $106,484 in fiscal 2001 from $145,793 in fiscal 2000. International sales increased $3,773, or 17%, to $25,777 in fiscal 2001 from $22,004 in fiscal 2000. Unfavorable changes in foreign exchange rates reduced the international sales increase in fiscal 2001 by $940.

Saucony Segment

	2002 Total / Change from Prior Year	2001 Total / Change from Prior Year	2000 Total
Net Sales	$110,829 / 1%	$110,292 / -25%	$146,468

Net Sales: 2002 Compared to 2001

Worldwide net sales of Saucony branded footwear and Saucony branded apparel increased $537, or 1%, to $110,829 in fiscal 2002 from $110,292 in fiscal 2001, due primarily to a 10% increase in international footwear unit volumes and higher domestic wholesale per pair average sell prices, offset by decreased overall domestic footwear unit volumes. The volume of footwear sold in fiscal 2002 decreased 9% to 3,707 pair from 4,075 pair in fiscal 2001, primarily due to lower Originals and closeout footwear unit volumes. The overall average domestic wholesale selling price per pair of domestic footwear increased 12% in fiscal 2002 versus fiscal 2001, due to an increase in technical footwear unit volumes and decreased closeout footwear unit volumes and Originals footwear unit volumes, both of which sell at prices below our first quality technical footwear.

Domestic net sales decreased $3,232, or 4%, to $83,182 in fiscal 2002 from $86,414 in fiscal 2001, due primarily to a 42% decrease in Originals footwear unit volumes and a 52% decrease in closeout footwear unit volumes, offset partially by a 16% increase in technical footwear unit volumes, a 5% increase in special make-up footwear unit volumes and a 12% increase in the overall average domestic wholesale per pair selling price. The volume of domestic footwear sold in fiscal 2002 decreased 14% to 2,775 pair from 3,224 pair in fiscal 2001. The higher average wholesale selling price per pair was due to increased unit volume of first quality technical footwear and lower unit volumes of closeout footwear and originals footwear, both of which sell at prices below our first quality technical footwear. Sales of closeout footwear accounted for approximately 5% of domestic Saucony net sales in fiscal 2002 compared to 12% in fiscal 2001. The decrease in closeout footwear sales is due to lower inventory quantities of past season footwear available for sale in fiscal 2002. Originals footwear accounted for 19% of fiscal 2002 domestic footwear unit volume versus 29% in fiscal 2001. The unit volume decrease in Originals footwear is primarily due to a shift in consumer preference to other product categories, primarily basketball footwear, which we do not sell. Our domestic order cancellation rate for fiscal 2002 was comparable with our historical averages.

International net sales increased $3,769, or 16%, to $27,647 in fiscal 2002 from $23,878 in fiscal 2001, due primarily to a 10% increase in footwear unit volumes and, to a lesser extent the favorable impact on a weaker U.S. dollar against European currencies, partially offset by lower average per pair wholesale selling price. The volume of international footwear sold in fiscal 2002 increased 10% to 932 pair from 852 pair in fiscal 2001. Footwear unit volumes increased 36% at our European and Canadian subsidiaries, which was partially offset by a 16% unit volume decrease at our international distributor business in fiscal 2002 versus fiscal 2001. The footwear unit volume increase at our European and Canadian subsidiaries was due to increased sales of our technical footwear. Sales at our international distributor business decreased in fiscal 2002 due primarily to decreased Originals footwear unit volume sold in the Japanese footwear market. Distributor sales into the Japanese footwear market accounted for 9% of international sales in fiscal 2002, compared to 14% in fiscal 2001.

Net Sales: 2001 Compared to 2000

Worldwide net sales of Saucony branded footwear and Saucony branded apparel decreased $36,176, or 25%, to $110,292 in fiscal 2001 from $146,468 in fiscal 2000, due primarily to a 22% decrease in footwear unit volumes and lower domestic and international wholesale per pair average selling prices. The overall average domestic wholesale selling price per pair of domestic footwear decreased 2% in fiscal 2001 versus fiscal 2000, due primarily to a 33% increase in special make-up footwear unit volumes and a 34% increase in closeout footwear unit volumes, both of which sell at prices below our first quality technical footwear and, a change in the product mix for technical footwear to lower priced products.

Domestic net sales decreased $40,344, or 32%, to $86,414 in fiscal 2001 from $126,758 in fiscal 2000, due primarily to a 62% decrease in Originals footwear unit volumes, a 13% decrease in technical footwear unit volumes and a lower average wholesale per pair selling price, partially offset by a 34% increase in closeout footwear unit volumes and a 33% increase in special make-up footwear unit volumes. The lower average wholesale selling price per pair is due to higher unit volumes of closeout footwear and special make-up footwear, both of which sell at prices below our first quality technical footwear. Sales of closeout footwear accounted for approximately 12% of domestic Saucony net sales in fiscal 2001 compared to 5% in fiscal

2000. The Originals footwear accounted for 29% of fiscal 2001 domestic footwear unit volume versus 53% in fiscal 2000. The unit volume decrease in Originals footwear is primarily due to a shift in consumer preference to other product categories, primarily basketball footwear, which we do not sell. During the second half of fiscal 2001, the domestic order cancellation rate for our Saucony footwear decreased from the order cancellation rate in the first half of fiscal 2001 and was comparable with our historical average.

International net sales increased $4,168, or 21%, to $23,878 in fiscal 2001 from $19,710 in fiscal 2000, due primarily to a 40% increase in footwear unit volumes, partially offset by a lower average per pair wholesale selling price and the negative impact of the stronger U.S. dollar against European currencies. Footwear unit volumes increased 73% at our international distributor business and 17% at our European and Canadian subsidiaries, respectively, in fiscal 2001 versus fiscal 2000. The footwear unit volume increase in our international distributor business was due primarily to the success of our Originals footwear product in the Japanese footwear market in 2001, which accounted for approximately 91% of the international distributor unit volume increase, and increased market penetration in the Pacific Rim. Distributor sales into the Japanese market accounted for 14% of international sales in fiscal 2001, compared to 4% in fiscal 2000.

Other Products Segment

	2002 Total / Change from Prior Year	2001 Total / Change from Prior Year	2000 Total
Net Sales	$22,367 / 2%	$21,969 / 3%	$21,329

The Other Products segment consists of our Hind athletic apparel, twelve factory outlet stores, Spot-bilt coaches' and official shoes and casual walking and workplace footwear, sales of our Hyde Authentics casual footwear, which brand we no longer distribute, and sales from our former cycling division. Each of these businesses represented less than 10% of total revenues and, in the aggregate, represented 17% of total net sales in fiscal 2002.

Net Sales: 2002 Compared to 2001

Worldwide sales of Other Products increased $398, or 2%, to $22,367 in fiscal 2002 from $21,969 in fiscal 2001 due primarily to increased domestic and international sales of our Hind brand apparel, partially offset by lower sales of our Hyde Authentics footwear and lower sales at our factory outlet division.

Domestic net sales of Other Products increased $101, or 1%, to $20,171 in fiscal 2002 from $20,070 in fiscal 2001 due primarily to a 5% increase in unit volume of our Hind apparel and, to a lesser extent, a 4% increase in the average per pair wholesale selling price of our Hind apparel, partially offset by decreased sales of Hyde Authentics footwear due to lower unit volume and a lower average per pair wholesale selling price and, a 2% decrease in sales at our factory outlet division due to reduced closeout sales. The increase in the average wholesale unit selling price for our Hind apparel brand is due to new product introductions, which carry higher selling prices. Sales at our factory outlet division decreased due to lower closeout sales volume in fiscal 2002 compared to fiscal 2001. Close out sales accounted for approximately 3% of fiscal 2002 sales compared to approximately 9% in fiscal 2001.

International net sales of Other Products increased $297, or 16%, to $2,196 in fiscal 2002 from $1,899 in fiscal 2001, due primarily to increased Hind apparel sales at our European and Canadian subsidiaries.

Net Sales: 2001 Compared to 2000

Worldwide sales of Other Products increased $640, or 3%, to $21,969 in fiscal 2001 from $21,329 in fiscal 2000 due primarily to increased sales at our factory outlet stores, increased Hyde Authentic unit volume and increased sales of our Hind brand apparel, partially offset by the elimination of sales resulting from the cycling division divestiture in fiscal 2000.

Domestic net sales of Other Products increased $1,035, or 5%, to $20,070 in fiscal 2001 from $19,035 in fiscal 2000 due primarily to increased sales at our factory outlet division, reflecting the net addition of one factory outlet store and increased sales at stores open for more than one year, increased Hyde Authentics footwear unit volume, increased unit volume of our Hind apparel brand, partially offset by the elimination of sales from our former cycling division, which was divested in fiscal 2000.

International net sales of Other Products decreased $395, or 17%, to $1,899 in fiscal 2001 from $2,294 in fiscal 2000, primarily due to decreased Hind apparel sales in Europe.

Costs and Expenses

Our gross margin in fiscal 2002 increased 2.5% to 34.4% from 31.9% in fiscal 2001 due primarily to increased Saucony domestic sales of first quality footwear products at full margin. Other factors contributing to the fiscal 2002 margin increase were proportionately lower sales of closeout footwear products, reduced cost resulting from the closing of our Bangor, Maine manufacturing operations, improved margins on several domestic footwear products and higher levels of domestic at-once shipments, which shipments carry lower discounts, partially offset by increased inventory provisions for obsolete Hind raw material and for some slow-moving Hind apparel finished goods.

Our gross margin in fiscal 2001 decreased 5.2% to 31.9% from 37.1% in fiscal 2000 due primarily to the significant decline in Saucony domestic sales of first quality footwear products at full margin. Other factors contributing to the fiscal 2001 margin decrease were proportionately higher sales of closeout products, due to our decision to reduce inventory levels and of special make-up footwear, both of which carry lower margins, and to a lesser extent manufacturing inefficiencies, domestic pricing pressures, changes in the geographic mix of sales and the negative impact of the U.S. dollar on our European margins.

The ratio of selling, general and administrative expenses to net sales decreased 2.6% to 28.0% in fiscal 2002 from 30.6% in 2001. The decrease in the ratio resulted from decreased advertising, selling and administrative expenses in fiscal 2002. In absolute dollars, selling, general and administrative expenses decreased to $37,278 in 2002, or 8%, from $40,407 in fiscal 2001. Decreased spending in fiscal 2002 was due primarily to decreased print media advertising, lower provisions for bad debts and, to a lesser extent, decreased promotional spending, decreased account specific advertising, decreased depreciation expense, decreased professional fees and lower selling payroll, partially offset by increased incentive compensation, due to improved operating profit, increased administrative payroll and increased insurance costs.

The ratio of selling, general and administrative expenses to net sales increased 4.7% to 30.6% in fiscal 2001 from 25.9% in 2000. The increase in the ratio resulted from advertising, selling and administrative expenses decreasing at a lower rate than the rate of the sales decrease. In absolute dollars, selling, general and administrative expenses decreased to $40,407 in 2001, or 7%, from $43,541 in fiscal 2000. Decreased spending in fiscal 2001 was due primarily to reduced operating expenses resulting from the cycling division divestiture, decreased television and print media advertising, decreased account-specific advertising, promotion and event sponsorship and decreased variable selling expenses and incentive compensation, offset partially by increased operating expenses associated with the factory outlet division expansion and higher provisions for doubtful accounts.

Plant Closing and Other Charges

On November 9, 2001 we announced the cessation of manufacturing and closing of our Bangor, Maine facility. During the fourth quarter of fiscal 2001, we relocated our Asian sourcing and quality control office to China, resulting in the closure of our Taiwan office, and negotiated an early termination and exit of a retail store lease. As a result of these actions, we recorded pre-tax charges of $2,108. The closing of our Bangor, Maine facility in January 2002 resulted in the termination of 104 employees, of which 61 were terminated subsequent to January 4, 2002. Assets used by our Bangor, Maine manufacturing facility, the Taiwan office and our retail store were written down to fair market value.

Expenses associated with the plant closing and other charges were as follows:

	Bangor Plant	Taiwan Office	Retail Store	Total
Employee severance and termination benefits	$1,121	$ 150	$ 4	$1,275
Facility and equipment lease exit costs and other non-cancelable contractual commitments	228	--	200	428
Writedown of machinery and equipment to fair market value	248	25	77	350
Professional fees and other transaction costs	47	--	8	55
Total	$1,644	$ 175	$ 289	$2,108

During fiscal 2002, we recorded a pre-tax net benefit of $214 to reduce expenses accrued in the fourth quarter of fiscal 2001, associated with the closing of our Bangor, Maine manufacturing facility and the early termination and exit of a retail store lease. Partially offsetting this pre-tax benefit was a pre-tax charge of $142 incurred to close an underperforming retail store. Expenses associated with the store closing included lease termination and other contractual costs of $51 and $91 to write-off leasehold improvements.

Included in accrued expenses at January 3, 2003 and January 4, 2002 were $36 and $1,461 of costs associated with the plant closing and other charges. The charge recorded for the Bangor, Maine plant closing and the Taiwan office closing were included in income before tax for the Saucony segment, while the retail store closing was included in income before tax for the Other Products segment.

As of January 4, 2002, our Bangor, Maine real property had a net book value of $357 and was included on the balance sheet under the caption "Property, plant and equipment". We commenced marketing the property for sale in February 2002 and have reclassified the real property to current assets as "Assets Held For Sale." The property is available for immediate sale in its current condition, and we expect that the property will be sold during 2003.

Sale of Cycling Division

On June 29, 2000, we sold substantially all of the assets and business of our cycling division, consisting of inventory, prepaid expenses, equipment and tradenames, to QR Merlin Acquisition LLC for $1,350 in cash and the assumption of $39 in liabilities. In connection with the sale, we recorded a pre-tax loss of $2,661, inclusive of $1,012 of expenses associated with the transaction and expenses resulting from our exit of the cycling business. As a result of the transaction, a majority of the cycling division employees were severed and assets used exclusively in the cycling business, which were not sold, were deemed impaired and were written off. Expenses associated with the sale and exit of the cycling division were as follows:

Transaction costs	$ 358
Costs to exit facility and equipment leases and other non-cancelable contractual commitments	142
Employee severance and termination benefits	210
Writeoff leasehold improvements	84
Writeoff goodwill and other deferred charges	218
Total	$ 1,012

Net sales from the cycling division, which are included in our Other Products segment, represented approximately 1.9% of consolidated net sales for fiscal year 2000. The loss on the sale of the cycling division was included in the income before tax for the Other Products segment.

Interest Income

Interest income increased to $332 in fiscal 2002 from $136 in fiscal 2001. Interest income increased to $136 in fiscal 2001 from $78 in fiscal 2000. The increases in both 2002 and 2001 were due primarily to higher average cash balances invested in money market funds.

Interest Expense

Interest expense decreased to $5 in fiscal 2002 from $213 in fiscal 2001 due primarily to the absence of borrowings under our domestic and foreign credit facilities. Interest expense decreased to $213 in fiscal 2001 from $695 in fiscal 2000 due primarily to lower average debt levels and reduced borrowings under our domestic and foreign credit facilities.

Income (Loss) Before Taxes and Minority Interest

Segment	2002	2001	2000
Saucony	$ 10,288	$ (296)	$ 18,507
Other Products	(1,007)	(68)	(2,994)
Consolidated	$ 9,281	$ (364)	$ 15,513

We evaluate business performance and the performance of key managers based on profit or loss before income taxes. Income before tax increased by $9,645 in fiscal 2002 to a profit of $9,281 compared to a loss of $364 in fiscal 2001, due primarily to the significant improvement in the domestic Saucony segment due to higher gross margins, reduced selling, general and administrative expenses the charges of $1,819 incurred in fiscal 2001 in connection with the closure of our Bangor, Maine manufacturing facility and the closure of our Taiwan office and improved profitability at our Saucony international business due to increased sales and improved margins at our Canadian and European subsidiaries. The decrease in our Other Products segment income before tax in 2002, as compared to 2001, was due primarily to lower gross margins realized by our Hind apparel brand due to an increase in provisions for obsolete raw material and some slow moving finished goods inventory, partially offset by increased profitability at our factory outlet division, due to higher gross margins, lower operating expenses due to the closing of underperforming retail stores in fiscal 2002 and the charge of $289 incurred in fiscal 2001 due to the early termination and exit of a retail store outlet.

Income before tax decreased by $15,877 in fiscal 2001 to a loss of $364 compared to a profit of $15,513 in fiscal 2000 due primarily to the significant reduction in the domestic Saucony segment due to lower sales and lower gross margins and, to a lesser extent, charges of $1,819 incurred in connection with the closure of our Bangor, Maine manufacturing facility and the closure of our Taiwan office. Our Other Products segment income before tax increased in fiscal 2001 due primarily to the $2,661 loss on the sale of our former cycling division recorded in fiscal 2000, partially offset by the charge of $289 incurred in fiscal 2001 due to the early termination and exit of a retail store outlet.

Income Taxes

The provision for income taxes increased to $3,865 in fiscal 2002 from $475 in fiscal 2001 due primarily to increased domestic and international pre-tax income. The effective tax rate decreased to 41.6% in fiscal 2002, compared to 130.5% in fiscal 2001, due primarily to an increase in fiscal 2001 in valuation allowances on foreign loss carryforwards that are not expected to be realized. The $21 and $8 in income tax benefit of options exercised during fiscal 2002 and fiscal 2001, respectively, were credited to additional paid-in capital and therefore did not impact the effective tax rate.

The provision for income taxes decreased to $475 in fiscal 2001 from $6,461 in fiscal 2000 due primarily to a decrease in domestic pre-tax income, partially offset by an increase in deferred valuation allowances on foreign loss carryforwards that are not expected to be realized and a shift in the composition of domestic and foreign pre-tax earnings.

Minority Interest in Net Income of Consolidated Subsidiary

Minority interest expense represents a minority shareholders' allocable share of our Canadian subsidiary's earnings after deducting for income tax.

Minority interest expense increased to $173 in fiscal 2002 from $101 in fiscal 2001 due primarily to increased sales and, to a lesser extent, improved gross margins. Minority interest expense increased to $101 in fiscal 2001 from $89 in fiscal 2000 due primarily to increased sales.

Net Income (Loss)

Net income for fiscal 2002 was $5,243, or $0.85 per diluted share, compared to a net loss of $940, or $0.15 per diluted share, in fiscal 2001. Weighted average common shares and common stock equivalents of 6,186,000 were used to calculate diluted earnings per share for fiscal 2002. Weighted average common shares of 6,080,000 were used to calculate diluted earnings per share for fiscal 2001. Common stock equivalents were not used in fiscal 2001 to calculate diluted earnings per share because they were anti-dilutive.

The net loss for fiscal 2001 was $940, or $0.15 per diluted share, compared to net income of $8,963, or $1.41 per diluted share, in fiscal 2000. Weighted average common shares of 6,080,000 were used to calculate diluted earnings per share for fiscal 2001, while weighted average common shares and common stock equivalents of 6,341,000 were used to calculate diluted earnings per share for fiscal 2000. Common stock equivalents were not used in fiscal 2001 to calculate diluted earnings per share because they were anti-dilutive.

Liquidity and Capital Resources

Fiscal 2002

As of January 3, 2003, our cash and cash equivalents totaled $34,483, an increase of $12,256 from January 4, 2002. The increase was due primarily to the generation of $13,230 of cash from operations and, to a lesser extent, the receipt of payment on notes receivable of $312, the receipt of $329 from the issuance of shares of our common stock, the conversion of $197 in marketable securities to cash and the receipt of $90 from the sale of capital assets, partially offset by cash outlays for the repurchase of shares of our common stock of $880, purchases of capital assets of $777, the repayment of long-term debt of $88 and debt financing costs of $87.

Our accounts receivable increased $622, net of the provision for bad debts and discounts, due primarily to increased net sales of our Saucony products in the fourth quarter of fiscal 2002 and an increase in our days sales outstanding for our accounts receivable. Our days sales outstanding for our accounts receivable increased to 42 days in fiscal 2003 from 41 days in fiscal 2001. Days sales outstanding is defined as the number of average daily net sales in our accounts receivable as of the period end date and is calculated by dividing the end of period accounts receivable by the average daily net sales. The provision for bad debts and doubtful accounts decreased to $4,752 in fiscal 2002 from $5,767 in fiscal 2001 due to a decrease in the provision for doubtful accounts in fiscal 2002 and a change in pricing programs for several of our larger customers to net pricing, which reduced discounts in fiscal 2002.

Inventories decreased $1,848 in fiscal 2002 due primarily to improvements in our supply chain which is intended to reduce on-hand inventory and our decision to reduce inventory of our Hind brand apparel and Spot-bilt footwear products. Our inventory turns ratio increased to 3.1 turns in fiscal 2002 from 2.7 turns in fiscal 2001. The number of days sales in inventory decreased to 113 days in fiscal 2002 from 115 days in fiscal 2001. The inventory turns ratio represents our net sales for a period divided by our inventory at the end of the period. Days sales in inventory is defined as the number of average daily cost of sales in our inventory as of the period end date and is calculated by dividing the end of period inventories by the average daily cost of sales.

Principal factors, other than net income, accounts receivable, provision for bad debts and discounts and inventory, affecting our operating cash flows in fiscal 2002, included an increase of $1,862 in account payable due to extended payment terms provided by our footwear suppliers, a $1,754 increase in accrued income taxes payable, due to higher pre-tax profits and the timing of tax payments and, a $1,295 increase in accrued expenses, due primarily to increased accruals for incentive compensation.

During fiscal 2002, we repurchased approximately 95,000 shares of our common stock for a total expenditure of $880. Since the approval of the stock buyback program by the Board of Directors in May 1998, we have repurchased a total of 562,000 shares of our common stock for a total expenditure of $5,244. Our credit facility limits our repurchases of shares of our common stock to $3,000 over the term of the facility, which expires on August 30, 2004. During the term of the facility, we have repurchased a total of 95,000 shares of our common stock for a total expenditure of $880.

Fiscal 2001

As of January 4, 2002, our cash and cash equivalents totaled $22,227, an increase of $17,489 from January 5, 2001. The increase was due primarily to the generation of $21,588 of cash from operations, partially offset by cash outlays for capital assets of $1,326, the repayment of short-term borrowings under our credit facilities of $2,474 and the repayment of long-term debt of $226.

Our accounts receivable decreased $11,827, net of the provision for bad debt and discounts, due primarily to decreased net sales of our Saucony and other products in the fourth quarter of fiscal 2001 and a decrease in our days sales outstanding for our accounts receivable. Our days sales outstanding for our accounts receivable decreased to 41 days in fiscal 2001 from 58 days in fiscal 2000, due primarily to a reduction in payment date sales terms reflecting increased sales of special make-up and closeout footwear and increased foreign distributor volume, for which dating programs are shorter. In addition, the increased provisions for doubtful accounts reduced days sales outstanding by approximately two days in fiscal 2001. The provision for bad debts and discounts increased to $5,767 in fiscal 2001 from $5,525 in fiscal 2000 due to an increase in the provision for doubtful accounts.

Inventories decreased $9,418 in fiscal 2001 due primarily to our decision to reduce domestic Saucony footwear inventories, which had increased in the fourth quarter of fiscal 2000 due to increased order cancellations, and lower factory outlet inventories, which had increased due to the expansion of the factory outlet division. The increase in domestic Saucony footwear inventory in fiscal 2000 resulted from increased order cancellations in the fourth quarter of 2000 for both technical and Originals footwear. The decision to reduce domestic Saucony footwear inventories decreased fiscal 2001 gross margins. Our inventory turns ratio decreased to 2.7 turns in fiscal 2001 from 2.9 turns in fiscal 2000. The number of days sales in inventory decreased to 115 days in fiscal 2001 from 132 days in fiscal 2000.

Principal factors, other than net income, accounts receivable, provision for bad debts and discounts and inventory, affecting our operating cash flows in fiscal 2001 included a decrease of $3,472 in accrued letters of credit, due to new inventory supplier payment terms, an increase of $3,484 in accounts payable, due to a change in inventory purchase terms, a decrease of $2,286 in accrued expenses, due to decreased performance-based compensation accruals and lower operating spending levels, and an increase of $344 in income tax payable due to the timing of income tax payments.

During fiscal 2001, we repurchased approximately 19,000 shares of our common stock for a total expenditure of $132.

Credit Facility

On August 30, 2002, we entered into a revolving credit agreement under the terms of which a bank committed to a maximum of $15,000 to us for cash borrowings and letters of credit. The credit facility, which terminates on August 31, 2004, amends and restates in its entirety our prior revolving credit agreement which terminated on August 30, 2002. Maximum borrowings under the credit facility are limited to the lesser of $15,000 or the sum of 65% of eligible receivables plus 20% of eligible finished goods inventory. Borrowings under the credit facility are made at the bank's prime rate of interest, less 1.0%, or at the LIBOR

rate, plus 1.5%. In addition, we pay a quarterly commitment fee of 0.25% on the average daily unused credit line. The credit facility contains restrictions and financial covenants including: restrictions on additional indebtedness, restrictions on the annual amount of capital expenditures and limits on repurchases of our common stock to $3,000 over the term of the facility. Furthermore, for any fiscal quarter during the term of the credit facility, our consolidated pre-tax income may not exceed a pre-tax loss of $2,500. For any two consecutive fiscal quarters, our consolidated pre-tax income may not exceed a pre-tax loss of $1,000.

We were in compliance with all covenants of the credit facility at January 3, 2003. As of January 3, 2003 and March 7, 2003, $14,652 and $15,000, respectively, were available for borrowing under the credit facility.

One of our foreign subsidiaries maintains a credit facility for cash borrowings and letters of credit in the amount of $1,024. At March 7, 2003, $1,024 was available for borrowing under the facility. See Note 8 to the Consolidated Financial Statements.

Capital Expenditures

At January 3, 2003, our commitments for capital expenditures were not material. We anticipate capital expenditures to range between $1,000 to $1,500 in fiscal 2003. Of this amount, we expect approximately $775 to $1,250 will be spent on computer hardware and software and approximately $225 to $250 will be spent to open three retail stores.

Contractual Obligations

Below is a table which presents our contractual obligations and commitments at January 3, 2003.

	Payments due by year					
Contractual Obligations	Total	2003	2004	2005	2006	2007 and thereafter
Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --
Capital lease obligations	--	--	--	--	--	--
Operating leases	3,050	962	842	523	254	469
Other long-term obligations [1]	1,960	1,296	445	179	20	20
Total contractual obligations	$ 5,010	$ 2,258	$ 1,287	$ 702	$ 274	$ 489

[1] Other long-term obligations include athlete and event sponsorship and employment contracts with two key executives. The amounts included for athlete sponsorship represent base compensation. Actual payments may be higher than the amounts included as these contracts provide for bonus payments to the athletes based upon athletic achievements in future periods.

Overall Liquidity

Our liquidity is contingent upon a number of factors, principally our future operating results. Management believes that our current cash and cash equivalents, credit facilities and internally generated funds are adequate to meet our working capital requirements and other operating expenses and to fund our capital investment needs and debt service payments in the near term. During fiscal 2002 we generated $13,230 in cash from operating cash flows due to our operating profit and an increase in our accrued liabilities and accounts payable. In 2001, we generated $21,588 in cash from operating cash flows, due primarily to decreases in our accounts receivable and inventories. As of January 3, 2003, we had $15,496 in accounts receivable and $27,201 in inventories.

At January 3, 2003, we had no borrowings outstanding under our credit facilities. Our short-term liquidity could potentially be adversely impacted should demand for our products decline significantly, which could result in extended payment terms for our customers and the increased use of price concessions to induce customers to purchase our products.

Inflation and Currency Risk

The effect of inflation on our results of operations over the past three years has been minimal. The impact of currency fluctuation on our purchase of inventory from foreign suppliers has been minimal as the transactions were denominated in U.S. dollars. We are, however, subject to currency fluctuation risk with respect to the operating results of our foreign subsidiaries and foreign currency denominated payables. During fiscal 2001 the gross margins of our European subsidiaries were reduced due to currency fluctuation. We have entered into forward foreign exchange contracts to minimize various transaction currency risks. We believe that our forward foreign currency contracts function as economic hedges of our cash flows and that our foreign exchange management program effectively minimizes various transaction currency risks.

Accounting Pronouncements

SFAS 144

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", "SFAS 144". SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", "SFAS 121", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", "APB 30", for the disposal of a segment of a business as previously defined in APB 30. SFAS 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", "ARB 51" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of SFAS 144 are to be applied to all long-lived assets, with the exception of goodwill. SFAS 144 retains the requirements of SFAS 121 to recognize an impairment loss only if the carry amount of the long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS 144 expands upon the criteria beyond that previously specified in SFAS 121 to determine when a long-lived asset is held for sale and provides guidance on the accounting for long-lived assets classified as held for sale if the asset is being reclassified as held and used.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The statement retains the basic provisions of APB 30 for the presentation of discontinued operations in the statement of operations but broadens the definition of a discontinued operations to include a component of an entity rather than a segment of a business.

The Company adopted SFAS 144 in the first quarter of fiscal 2002. During fiscal 2002, the Company recorded an impairment charge of $44 to reduce the carrying amount of certain long-lived assets used in the Company's retail operations, which carrying value was not deemed recoverable from its undiscounted cash flows.

SFAS 148

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – amendment of SFAS 123", "SFAS 148". SFAS 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", "SFAS 123" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements for SFAS 123, to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles

Board Opinion No. 25, "Accounting for Stock Issued to Employees", "APB 25", and related interpretations. Accordingly, compensation cost for stock options and restricted stock awards is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the exercise price an employee must pay to acquire the stock. We have adopted the annual disclosure provisions of SFAS 148 in our financial statements for the year ended January 3, 2003 and will adopt the interim disclosure provisions in our financial statements for the quarter ended April 4, 2003. Since the adoption of SFAS 148 involves disclosure only, we do not expect a material impact on our earnings or on our financial position.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K and the documents incorporated by reference in this annual report on Form 10-K contain forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "should", "will", and "would", or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or of financial position or state other "forward-looking" information. The important factors listed below, as well as any cautionary language elsewhere in this Annual Report on Form 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations described in these forward-looking statements. You should be aware that the occurrence of the events described in the risk factors below and elsewhere in this Annual Report on Form 10-K could have an adverse effect on our business, results of operations and financial position.

Any forward-looking statements in this Annual Report on Form 10-K are not guarantees of future performance, and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements, possibly materially. We disclaim any duty to update any forward-looking statements.

Certain Other Factors That May Affect Future Results

We face intense competition

Competition is intense in the markets in which we sell our products. We compete with a large number of other companies, both domestic and foreign, several of which are large organizations with diversified product lines, well-known brands and financial, distribution and marketing resources substantially greater than ours. The principal competitors for our Saucony products are Nike, New Balance and Asics. The principal competitors of our Hind products are Nike, Pearl Izumi and Sugoi. We compete based on a variety of factors, including price, product style, durability and quality, product design and technical performance, brand image and awareness, marketing and promotion and the ability to meet delivery commitments to retailers. A technological breakthrough or marketing or promotional success by one of our competitors could adversely affect our competitive position. The intensity of the competition that we face constitutes a significant risk to our business.

We depend on foreign suppliers

A number of manufacturers located in Asia, primarily in China, supply products to us. During fiscal 2002, one of our suppliers, located in China, accounted for approximately 35% of our total footwear purchases by dollar volume. We are subject to the usual risks of a business involving foreign suppliers, such as currency fluctuations, government regulation of fund transfers, export and import duties, administrative trade cases, trade limitations imposed by the United States or foreign governments and political and labor instability. There are a number of trade-related and other issues creating significant friction between the governments of the United States and China, and the imposition of punitive import duties on certain categories of Chinese products has been threatened in the past and may be implemented in the future. In addition, we have no long-term manufacturing agreements with our foreign suppliers and compete with other athletic shoe and apparel companies, including companies that are much larger than us, for access to production facilities.

We need to anticipate and respond to consumer preferences and merchandise trends

The footwear and apparel industries are subject to rapid changes in consumer preferences. Demand for our products, particularly our Originals line has been and may continue to be affected adversely by changing fashion trends and consumer style preferences. We believe that our success depends in substantial part on our ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner. In addition, our decisions concerning new product designs often need to be made several months before we can determine consumer acceptance. As a result, our failure to anticipate, identify or react appropriately to changes in styles or features could lead to problems such as excess inventories and higher markdowns, lower gross margins due to the necessity of providing discounts to retailers and the inability to sell such products through our own factory outlet stores.

Our quarterly results may fluctuate

Our revenues and quarterly operating results may vary significantly depending on a number of factors, including:

- the timing and shipment of individual orders;
- market acceptance of footwear and other products offered by us;
- changes in our operating expenses;
- personnel changes;
- mix of products sold;
- changes in product pricing;
- general economic conditions; and,
- weather.

In addition, a substantial portion of our revenue is realized during the last few weeks of each quarter. As a result, any delays in orders or shipments are more likely to result in revenue not being recognized until the following quarter, which could adversely impact our results of operations for a particular quarter.

Our current expense levels are based in part on our expectations of future revenue. As a result, net income for a given period could be disproportionately affected by any reduction in revenue. It is possible that in some future quarter our revenue or operating results will be below the expectations of stock market securities analysts and investors. If that were to occur, the market price of our common stock could be materially adversely affected.

Our revenues are subject to foreign currency exchange fluctuations

We conduct operations in various international countries, and a portion of our sales is transacted in local currencies. As a result, our revenues are subject to foreign exchange rate fluctuations. From time to time, our financial results have been adversely affected by fluctuations in foreign currency exchange rates. We enter into forward currency exchange contracts to protect us from the effect of changes in foreign exchange rates. However, our efforts to reduce currency exchange losses may not be successful, and currency exchange rates may have an adverse impact on our future operating results and financial condition.

Our business is affected by seasonal consumer buying patterns

The athletic and casual footwear and athletic apparel industries in which we compete are generally characterized by significant seasonality of sales and results of operations. Sales of our Saucony brand and Hind brand products have historically been seasonal in nature, with the strongest sales generally occurring in the first and third quarters. We believe that sales of our products will continue to follow this seasonal cycle. Therefore, our results of operations for any one quarter may not necessarily be indicative of the results that we may achieve for a full fiscal year or any future quarter.

Our operating results may be affected by order cancellations

Customers may cancel orders of our products at any time without financial penalty. As a result, our backlog does not necessarily represent actual future shipments. The rate of customer cancellations can vary quarter-to-quarter and year-to-year. If the retail market continues to be weak or weakens again in the future, our customers could cancel further orders of our products, which could have a material adverse effect on our operating results.

We are susceptible to financial difficulties of retailers

We sell our products primarily to major retailers, some of whom have experienced financial difficulties, including bankruptcy. We cannot predict what effect the future financial condition of such retailers will have on our business. In particular, we cannot guarantee that our bad debt expenses will not be material in future periods.

We need effective marketing and advertising programs

Because consumer demand for our products is heavily influenced by brand image, our business requires substantial investments in marketing and advertising. Failure of such investments to achieve the desired effect in terms of increased retailer acceptance or consumer purchase of our products could adversely affect our financial results. In addition, we believe that our success depends in part upon our ability to periodically launch new marketing and advertising programs. If we are unable to successfully design or execute new marketing and advertising, or if such programs are ineffective, we may not be able to increase or maintain our sales and our brand image.

We depend on certain key customers

Approximately 42% of our gross trade receivables balance was represented by 18 customers at January 3, 2003. We anticipate that our results of operations in any given period will depend to a significant extent upon sales to major customers. The loss of or a reduction in the level of sales to one or more major customers or the failure of a major customer to proceed with a large order or to timely pay us for a large order could materially reduce our sales.

We depend on the strength of our intellectual property protection of our products

We use trademarks on nearly all of our products and believe that having distinctive marks is an important factor in marketing our products. We have registered our marks in the United States and in a number of foreign countries. We may not be able to register or use our marks in each foreign country in which we seek to register them. Moreover, the registrations we seek and secure may be inadequate. We may incur significant expense in any legal proceedings to protect our trademarks.

Changes in general economic conditions may adversely affect our business

Our business is sensitive to consumers' spending patterns, which in turn are subject to prevailing regional and national economic conditions, such as interest and taxation rates, employment levels and consumer confidence. Adverse changes in these economic factors may restrict consumer spending, thereby negatively affecting our growth and profitability.

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risk from changes in interest rates and foreign exchange rates, which could affect our future results of operations and financial position. Our objective in managing our exposure to interest rates and foreign currency rate changes is to limit the impact of these changes on cash flows and earnings and to lower our overall borrowing costs. In order to achieve these objectives we identify the risks and manage them by adjusting fixed and variable rate debt positions and selectively hedging foreign currency risks. Borrowings under our credit facilities are based on floating rates, which would increase interest expense in an environment of rising interest rates. We enter into forward exchange contracts to hedge firm and anticipated purchase and sale commitments denominated in currencies other than our subsidiaries; local currencies. The purpose of our currency hedging activities is to protect our local subsidiaries' cash flows related to these commitments from fluctuations in currency exchange rates. Our forward exchange contracts principally hedge U.S. denominated transactions with our Canadian, Dutch and British subsidiaries. While we have a policy of selectively hedging foreign currency risks, but there are no assurances that this program will fully insulate us against short-term fluctuations in financial results.

Currency Risk

The fair value of our forward exchange contracts is sensitive to changes in currency exchange rates. The fair value of forward exchange contracts is the estimated amount that we would pay or receive upon termination of the contract, taking into account the change in the currency exchange rates. As of January 3, 2003, the fair value of our forward exchange contracts was $5,504. We have calculated the effect of a 10% depreciation in the year-end currency exchange rates related to the forward exchange contracts. This depreciation would result in an increase in the unrealized loss on forward exchange contracts of $602, which would affect our fiscal 2003 results of operations and financial position. The unrealized losses on our forward exchange contracts resulting from changes in currency exchange rates will be partially offset by gains on the exposures being hedged. We have also calculated the effect of a 10% depreciation in year-end interest rates and have determined the effects to our results of operations and financial position to be immaterial. We do not expect to make any significant changes in our management of foreign currency or interest rate exposures or in the strategies we employ to manage such exposures in the foreseeable future.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to our Consolidated Financial Statements in Item 15 and the Consolidated Financial Statements, notes and schedules that are filed as part of this Form 10-K following the certifications page and incorporated herein by this reference.

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The information required to be reported in this Item was previously reported in Saucony's Current Reports on Form 8-K (1) dated July 9, 2002 and filed with the Securities and Exchange Commission on July 10, 2002, (2) dated July 1, 2002 and filed with the Securities and Exchange Commission on July 1, 2002 and (3) dated April 11, 2001 and filed with the Securities and Exchange Commission on April 17, 2001.

Our consolidated financial statements as of and for the fiscal year ended January 4, 2002 were audited by Arthur Andersen LLP, independent accountants. On August 31, 2002, Arthur Andersen ceased practicing before the SEC. Therefore, Arthur Andersen did not participate in the preparation of this Annual Report on Form 10-K, did not reissue its audit report with respect to the financial statements included in this Annual Report on Form 10-K and did not consent to the inclusion of its audit report in this Annual Report on Form 10-K. As a result, holders of our securities, and investors evaluating offers and purchasing securities pursuant to a prospectus incorporating by reference this Annual Report on Form 10-K, may have no effective

remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such holders or investors were able to assert such a claim, because it has ceased operations, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims made by such persons that might arise under federal securities laws or otherwise with respect to Arthur Andersen's audit report.

PART III

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

See "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K. The information required by Items 401 and 405 of Regulation S-K and appearing in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 21, 2003, which will be filed with the Securities and Exchange Commission not later than 120 days after January 3, 2003, is incorporated herein by reference.

ITEM 11 - EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K and appearing in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 21, 2003, which will be filed with the Securities and Exchange Commission not later than 120 days after January 3, 2003, is incorporated herein by reference.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Items 201(d) and 403 of Regulation S-K and appearing in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 21, 2003, which will be filed with the Securities and Exchange Commission not later than 120 days after January 3, 2003, is incorporated herein by reference.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 404 of Regulation S-K and appearing in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 21, 2003, which will be filed with the Securities and Exchange Commission not later than 120 days after January 3, 2003, is incorporated herein by reference.

ITEM 14 – CONTROLS AND PROCEDURES

Within 90 days prior to the date of this Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President and Chief Executive Officer and the Company's Senior Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934. Based upon that evaluation, the Company's President and Chief Executive Officer and the Company's Senior Vice President and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company, including its consolidated subsidiaries, required to be included in the Company's periodic filings with the Securities and Exchange Commission. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect those internal controls subsequent to the date of their most recent evaluation.

PART IV

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1. Index to Consolidated Financial Statements

The following Consolidated Financial Statements of Saucony, Inc. and its subsidiaries are included in this report immediately following the certifications pages:

- Independent Auditors Report - Deloitte and Touche LLP
- Report of Independent Public Accountants - Arthur Andersen LLP
- Report of Independent Accountants - PricewaterhouseCoopers LLP
- Consolidated balance sheets at January 3, 2003 and January 4, 2002
- Consolidated statements of income for the years ended January 3, 2003, January 4, 2002 and January 5, 2001
- Consolidated statements of stockholders' equity for the years ended January 3, 2003, January 4, 2002 and January 5, 2001
- Consolidated statements of cash flows for the years ended January 3, 2003, January 4, 2002, and January 5, 2001
- Notes to the Consolidated Financial Statements

Separate financial statements of the Company's subsidiaries have been omitted since the Company is primarily an operating company and its subsidiaries included in the Consolidated Financial Statements do not have a minority equity interest or indebtedness to any person other than the Company in an amount which exceeds 5% of the total assets as shown by the Consolidated Financial Statements as filed herein.

2. Index to Consolidated Financial Statement Schedules

Schedule II -- Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable, not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

3. Index to Exhibits

The exhibits filed as part of this Annual Report on Form 10-K are listed on the Exhibit Index immediately preceding such exhibits, which Exhibit Index is incorporated herein by this reference. Documents listed on such Exhibit Index, except for documents identified by footnotes, are being filed as exhibits herewith. Documents identified by footnotes are not being filed herewith and, pursuant to Rule 12b-32 under the Securities Exchange Act of 1934, reference is made to such documents as previously filed as exhibits with the Securities and Exchange Commission. Our file number under the Securities Exchange Act of 1934 is 000-05083.

(b) Reports on Form 8-K

Saucony did not file any Current Reports on Form 8-K during the fiscal quarter ended January 3, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAUCONY, INC.
(Registrant)

By: /s/ John H. Fisher
John H. Fisher
President and Chief Executive Officer

Date: April 3, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	CAPACITY	DATE
/s/ John H. Fisher John H. Fisher	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	April 3, 2003
/s/ Charles A. Gottesman Charles A. Gottesman	Vice Chairman of the Board, and Executive Vice President, Business Development	April 3, 2003
/s/ Michael Umana Michael Umana	Senior Vice President, Chief Operating and Financial Officer (Principal Financial Officer)	April 3, 2003
/s/ Roger P. Deschenes Roger P. Deschenes	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	April 3, 2003
/s/ Phyllis H. Fisher Phyllis H. Fisher	Director	April 3, 2003
/s/ Jonathan O. Lee Jonathan O. Lee	Director	April 3, 2003
/s/ Robert J. LeFort, Jr. Robert J. LeFort, Jr.	Director	April 3, 2003
/s/ John J. Neuhauser John J. Neuhauser	Director	April 3, 2003

CERTIFICATION

I, John H. Fisher, certify that:

1. I have reviewed this annual report on Form 10-K of Saucony, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: April 3, 2003

/s/ John H. Fisher
Name: John H. Fisher
Title: President and Chief Executive Officer

CERTIFICATION

I, Michael Umana, certify that:

1. I have reviewed this annual report on Form 10-K of Saucony, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: April 3, 2003

/s/ Michael Umana
Name: Michael Umana
Title: Senior Vice President, Finance
Chief Financial Officer

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Saucony, Inc. and subsidiaries
Peabody, Massachusetts

We have audited the accompanying consolidated balance sheet of Saucony, Inc. and subsidiaries as of January 3, 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. Our audit also included the January 3, 2003 financial statement schedule listed in the Index at Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the January 3, 2003 financial statements and financial statement schedule based on our audit. The financial statements and financial statement schedule as of January 4, 2002 and for the year then ended, before the inclusion of the goodwill disclosures in Note 1 to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and stated that such January 4, 2002 financial statement schedule, when considered in relation to the January 4, 2002 basic financial statements taken as a whole, presented fairly, in all material respects, the information set forth therein, in their reports dated February 14, 2002. The financial statements and financial statement schedule of the Company for the year ended January 5, 2001 were audited by other auditors whose report, dated February 26, 2001, expressed an unqualified opinion on those statements and financial statement schedule.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the January 3, 2003 consolidated financial statements present fairly, in all material respects, the financial position of Saucony, Inc. and subsidiaries as of January 3, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the January 3, 2003 financial statement schedule, when considered in relation to January 3, 2003 basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed above, the financial statements of Saucony, Inc. and subsidiaries as of January 4, 2002 and for the year then ended, were audited by other auditors who have ceased operations. As described in Note 1, these financial statements have been revised to

include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which was adopted by the Company as of January 5, 2002. Our audit procedures with respect to the disclosures in Note 1 with respect to the year ended January 4, 2002 included (1) comparing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income and the related earnings-per-share amounts. In our opinion, the disclosures for the year ended January 4, 2002 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the January 4, 2002 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the January 4, 2002 financial statements taken as a whole.

As discussed in Note 1, in the year ended January 3, 2003 the Company changed its method of accounting for goodwill and intangible assets to conform with the provisions of SFAS 142.

Deloitte & Touche LLP

Boston, Massachusetts
February 13, 2003 (March 11, 2003 as to Note 22)

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

Report of Independent Public Accountants

To the Board of Directors of Saucony, Inc.:

We have audited the accompanying consolidated balance sheet of Saucony, Inc. (a Massachusetts corporation) and subsidiaries as of January 4, 2002, and the related consolidated statement of income, stockholders' equity and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saucony, Inc. and subsidiaries as of January 4, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Boston, Massachusetts
February 14, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One International Place
Boston MA 02110
Telephone (617) 478 5000
Facsimile (617) 478 3900

Report of Independent Accountants

To The Board of Directors and Shareholders of
Saucony, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) for the year ended January 5, 2001, present fairly, in all material respects, the results of operations and cash flows of Saucony, Inc. and its subsidiaries for the year ended January 5, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 14(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 26, 2001

SAUCONY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JANUARY 3, 2003 AND JANUARY 4, 2002

(in thousands, except share and per share amounts)

ASSETS

	January 3, 2003	January 4, 2002
Current assets:		
Cash and cash equivalents	$ 34,483	$ 22,227
Accounts receivable, net of allowance for doubtful accounts *and discounts (2002, $2,406; 2001, $2,457)*	15,496	14,742
Inventories	27,201	28,404
Deferred income taxes	1,916	2,098
Prepaid expenses and other current assets	1,217	2,067
Assets held for sale	357	--
Total current assets	80,670	69,538
Property, plant and equipment, net	5,714	6,989
Other assets:		
Goodwill, net of accumulated amortization (2002, $551; 2001, $551)	912	912
Deferred charges, net of accumulated amortization (2002, $1,320; 2001, $1,249)	208	217
Marketable securities	--	296
Other	36	148
Total other assets	$ 1,156	$ 1,573
Total assets	$ 87,540	$ 78,100

LIABILITIES AND STOCKHOLDERS' EQUITY

	January 3, 2003	January 4, 2002
Current liabilities:		
Accounts payable	$ 8,543	$ 6,635
Accrued expenses	7,800	5,602
Current portion of long-term debt and capital lease obligations	--	88
Total current liabilities	16,343	12,325
Long-term obligations:		
Deferred income taxes	1,859	1,949
Other long-term obligations	--	204
Total long-term obligations	1,859	2,153
Commitments and contingencies:		
Minority interest in consolidated subsidiary	642	460
Stockholders' equity:		
Preferred stock, $1.00 par value per share; authorized 500,000 shares; none issued	--	--
Common stock:		
Class A, $.333 par value per share; authorized 20,000,000 shares (issued 2002, 2,711,127 and 2001, 2,711,127)	904	904
Class B, $.333 par value per share; authorized 20,000,000 shares (issued 2002, 4,106,343 and 2001, 4,037,399)	1,369	1,346
Additional paid-in capital	17,769	17,398
Retained earnings	55,945	50,702
Accumulated other comprehensive loss	(870)	(1,301)
Common stock held in treasury, at cost (2002, 760,806; 2001, 665,976)	(6,297)	(5,417)
Notes receivable	--	(303)
Unearned compensation	(124)	(167)
Total stockholders' equity	68,696	63,162
Total liabilities and stockholders' equity	$ 87,540	$ 78,100

The accompanying notes are an integral part of these consolidated financial statements

SAUCONY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED JANUARY 3, 2003, JANUARY 4, 2002 AND JANUARY 5, 2001

(in thousands, except per share amounts)

	2002	2001	2000 (53 weeks)
Net sales	$ 133,196	$ 132,261	$ 167,797
Other revenue	303	103	123
Total revenue	133,499	132,364	167,920
Costs and expenses:			
Cost of sales	87,350	90,118	105,595
Selling expenses	17,790	21,910	25,503
General and administrative expenses	19,488	18,497	18,038
Plant closing and other charges (credits)	(72)	2,108	--
Loss on disposition of cycling division	--	--	2,661
Total costs and expenses	124,556	132,633	151,797
Operating income (loss)	8,943	(269)	16,123
Non-operating income (expense):			
Interest income	332	136	78
Interest expense	(5)	(213)	(695)
Foreign currency gains (losses)	20	(46)	(28)
Other	(9)	28	35
Income (loss) before income taxes and minority interest	9,281	(364)	15,513
Provision for income taxes	3,865	475	6,461
Minority interest in income of consolidated subsidiary	173	101	89
Net income (loss)	$ 5,243	$ (940)	$ 8,963
Per share amounts:			
Earnings (loss) per common share - basic	$ 0.86	$ (0.15)	$ 1.45
Earnings (loss) per common share - diluted	$ 0.85	$ (0.15)	$ 1.41
Weighted-average shares outstanding:			
Basic	6,107	6,080	6,192
Diluted	6,186	6,080	6,341

The accompanying notes are an integral part of these consolidated financial statements

SAUCONY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE FISCAL YEARS ENDED JANUARY 3, 2003, JANUARY 4, 2002 AND JANUARY 5, 2001

(in thousands, except share amounts)

	Common Stock		Additional Paid-in	Retained	Treasury Stock	
	Class A	Class B	Capital	Earnings	Shares	Amount
Balance, December 31, 1999	$ 904	$ 1,318	$ 16,815	$ 42,679	346,900	$(2,179)
Issuance of 64,160 shares of common stock upon exercise of stock options	--	22	297	--	--	--
Interest income on notes receivable	--	--	--	--	--	--
Amortization of unearned compensation	--	--	--	--	--	--
Repurchase of 299,600 shares of common stock, at cost	--	--	--	--	299,600	(3,106)
Net income	--	--	--	8,963	--	--
Foreign currency translation adjustments	--	--	--	--	--	--
Balance, January 5, 2001	$ 904	$ 1,340	$ 17,112	$ 51,642	646,500	$(5,285)
Issuance of 17,930 shares of common stock upon exercise of stock options	--	6	78	--	--	--
Amortization of unearned compensation	--	--	--	--	--	--
Issuance of non-qualified stock options	--	--	3	--	--	--
Issuance of stock warrants	--	--	197	--	--	--
Tax benefit related to stock options	--	--	8	--	--	--
Repurchase of 19,476 shares of common stock, at cost	--	--	--	--	19,476	(132)
Interest income on notes receivable	--	--	--	--	--	--
Payment of interest income on notes receivable	--	--	--	--	--	--
Net loss	--	--	--	(940)	--	--
Foreign currency translation adjustments	--	--	--	--	--	--
Balance, January 4, 2002	$ 904	$ 1,346	$ 17,398	$ 50,702	665,976	$(5,417)
Issuance of 68,944 shares of common stock upon exercise of stock options	--	23	306	--	--	--
Stock compensation on stock warrants	--	--	44	--	--	--
Amortization of unearned compensation	--	--	--	--	--	--
Tax benefit related to stock options	--	--	21	--	--	--
Repurchase of 94,830 shares of common stock, at cost	--	--	--	--	94,830	(880)
Interest income on notes receivable	--	--	--	--	--	--
Payment of principal and interest on notes receivable	--	--	--	--	--	--
Net income	--	--	--	5,243	--	--
Foreign currency translation adjustments	--	--	--	--	--	--
Balance, January 3, 2003	$ 904	$ 1,369	$ 17,769	$ 55,945	760,806	$(6,297)

The accompanying notes are an integral part of these consolidated financial statements

SAUCONY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, CONTINUED
FOR THE FISCAL YEARS ENDED JANUARY 3, 2003, JANUARY 4, 2002 AND JANUARY 5, 2001

(in thousands, except share amounts)

	Note Receivable	Unearned Compensation	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance, December 31, 1999	$ --	$ (11)	$ (564)	$ 58,962	$ 10,283
Issuance of 64,160 shares of common stock upon exercise of stock options	(276)	--	--	43	--
Interest income on notes receivable	(20)	--	--	(20)	--
Amortization of unearned compensation	--	6	--	6	--
Repurchase of 299,600 shares of common stock, at cost	--	--	--	(3,106)	--
Net income	--	--	--	8,963	8,963
Foreign currency translation adjustments	--	--	(228)	(228)	(228)
Balance, January 5, 2001	$ (296)	$ (5)	$ (792)	$ 64,620	$ 8,735
Issuance of 17,930 shares of common stock upon exercise of stock options	--	--	--	84	--
Amortization of unearned compensation	--	38	--	38	--
Issuance of non-qualified stock options	--	(3)	--	--	--
Issuance of stock warrants	--	(197)	--	--	--
Tax benefit related to stock options	--	--	--	8	--
Repurchase of 19,476 shares of common stock, at cost	--	--	--	(132)	--
Interest income on notes receivable	(18)	--	--	(18)	--
Payment of interest income on notes receivable	11	--	--	11	--
Net loss	--	--	--	(940)	(940)
Foreign currency translation adjustments	--	--	(509)	(509)	(509)
Balance, January 4, 2002	$ (303)	$ (167)	$(1,301)	$ 63,162	$ (1,449)
Issuance of 68,944 shares of common stock upon exercise of stock options	--	--	--	329	--
Stock compensation on stock warrants	--	--	--	44	--
Amortization of unearned compensation	--	43	--	43	--
Tax benefit related to stock options	--	--	--	21	--
Repurchase of 94,830 shares of common stock, at cost	--	--	--	(880)	--
Interest income on note receivable	(9)	--	--	(9)	--
Payment of principal and interest notes receivable	312	--	--	312	--
Net income	--	--	--	5,243	5,243
Foreign currency translation adjustments	--	--	431	431	431
Balance, January 3, 2003	$ --	$ (124)	$ (870)	$ 68,696	$ 5,674

The accompanying notes are an integral part of these consolidated financial statements

SAUCONY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED JANUARY 3, 2003, JANUARY 4, 2002 AND JANUARY 5, 2001

(in thousands)

	2002	2001	2000 (53 weeks)
Cash flows from operating activities:			
Net income (loss)	$ 5,243	$ (940)	$ 8,963
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Plant closing and other (credits) charges	(123)	1,725	--
Loss on disposition of cycling division	--	--	2,661
Depreciation and amortization	1,597	1,969	1,958
Provision for bad debt and discounts	4,752	5,767	5,525
Deferred income tax provision (benefit)	91	(656)	678
Compensation from stock grants and options	87	38	6
Minority interest in income of consolidated subsidiaries	173	101	89
Marketable securities – unrealized (gains) losses	--	32	50
Other	(20)	12	(12)
Changes in operating assets and liabilities, net of effects of dispositions and foreign currency adjustments:			
Decrease (increase) in assets:			
Accounts receivable	(5,374)	6,060	(8,599)
Inventories	1,848	9,418	(6,018)
Prepaid expenses and other current assets	45	(8)	125
Increase (decrease) in liabilities:			
Letters of credit payable	--	(3,472)	1,210
Accounts payable	1,862	3,484	(412)
Accrued expenses	1,295	(2,286)	(1,185)
Income taxes	1,754	344	(889)
Total adjustments	7,987	22,528	(4,813)
Net cash provided by operating activities	13,230	21,588	4,150
Cash flows from investing activities:			
Proceeds from the sale of cycling division	--	--	1,350
Purchases of property, plant and equipment	(777)	(1,326)	(1,669)
Change in deposits and other	94	62	(30)
Marketable securities – realized (gain) loss	99	15	(86)
Proceeds from the sale of Marketable securities	197	--	--
Proceeds from the sale of equipment	90	1	--
Net cash used by investing activities	(297)	(1,248)	(435)
Cash flows from financing activities:			
Net short-term borrowings (payments)	--	(2,474)	335
Repayment of long-term debt and capital lease obligations	(88)	(226)	(360)
Common stock repurchased	(880)	(132)	(2,688)
Issuances of common stock, stock option exercises	329	84	43
Debt financing costs	(87)	--	--
Receipt of payment on notes receivable	312	--	--
Net cash used by financing activities	(414)	(2,748)	(2,670)
Effect of exchange rate changes on cash and cash equivalents	(263)	(103)	178
Net increase (decrease) in cash and cash equivalents	12,256	17,489	1,223
Cash and cash equivalents at beginning of period	22,227	4,738	3,515
Cash and cash equivalents at end of period	$ 34,483	$ 22,227	$ 4,738

The accompanying notes are an integral part of these consolidated financial statements

SAUCONY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended January 3, 2003, January 4, 2002 and January 5, 2001

(in thousands, except percentages, employee data and per share amounts)

1. Summary of Significant Accounting Policies:

Business Activity

The Company designs, develops and markets performance-oriented athletic footwear, athletic apparel and casual leather footwear. The Company markets its products principally to domestic and international retailers and distributors.

Reporting Period

The Company's fiscal year ends on the first Friday falling on or after December 31, resulting in fiscal years of 52 or 53 weeks. The Consolidated Financial Statements and notes for 2002, 2001 and 2000 represent the fiscal years ended January 3, 2003, January 4, 2002 and January 5, 2001, respectively. There were 52 weeks in fiscal 2002, 52 weeks in fiscal 2001 and 53 weeks in fiscal 2000.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Saucony, Inc. and all of its wholly – owned and majority-owned subsidiaries.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Sales, net of discounts and estimated returns and allowances, and related costs of sales are recognized upon shipment when title and all the rewards and risks of loss have been transferred to the buyer, there are no uncertainties regarding acceptance, there exists persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related accounts receivable is reasonably assured. Provisions for returns and allowances are determined on the basis of past experience and the receipt of notification of pending returns.

Cash and Cash Equivalents

Cash equivalents include all short-term deposits with an original maturity of three months or less.

Inventories

Inventories include materials, labor and overhead and are stated at lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventories are regularly reviewed and, where necessary, provisions to reduce the inventory to its estimated net realizable value are recorded based on the Company's forecast of product demand, selling price and market conditions.

Property, Plant and Equipment

Land, buildings and equipment, including significant improvements to existing facilities, are at cost. The assets are depreciated over their estimated useful lives or lease terms, if shorter, using the straight-line method. The estimated useful lives of the assets are: 33 years for buildings, 15 years for building improvements and 3 to 15 years for machinery and equipment. Major additions and betterments are capitalized. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation of all property, plant and equipment retired or otherwise disposed of are removed from the accounts. Any gain or loss resulting from the retirement or disposition of property, plant and equipment is included in other non-operating income.

Deferred Charges

Deferred charges consist primarily of acquired software licenses and trademarks. Software licenses and trademarks are amortized over five years.

Intangible assets are amortized over their estimated useful lives which range from two to five years. The Company has recorded no intangible assets with indefinite lives other than goodwill. The Company reviews intangible assets when indications of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Intangible assets as of January 3, 2003 and January 4, 2002 are as follows:

	2002			2001		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Software licenses	$ 1,060	$ (928)	$ 132	$ 1,041	$ (839)	$ 202
Capitalized debt financing costs	87	(14)	73	44	(39)	5
Other	381	(378)	3	381	(371)	10
Total	$ 1,528	$ (1,320)	$ 208	$ 1,466	$(1,249)	$ 217

Amortization of intangible assets was $117, $91 and $87, respectively, in fiscal 2002, fiscal 2001 and fiscal 2000.

The estimated future amortization expense of intangible assets is as follows:

2003	$ 93
2004	81
2005	29
2006	5
2007 and thereafter	--

Goodwill

Goodwill, represents the excess of the purchase price over the estimated fair value of the net assets of the acquired business.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", "SFAS 142". SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets acquired individually or with a group of other assets (excluding those acquired in a business combination) at acquisition. The statement also addresses financial accounting and reporting for goodwill and other

intangibles subsequent to their acquisition. SFAS 142 supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets" "APB 17". Under SFAS 142, the amortization of goodwill ceased and the Company assesses the realizability of this asset annually and whenever events or changes in circumstances indicate that it may be impaired. The Company adopted SFAS 142 on January 5, 2002 and discontinued amortizing goodwill. The Company estimates the fair value of its reporting units by using forecasts of discounted cash flows. In applying SFAS 142 the Company performed the transitional assessment and impairment test required as of January 5, 2002 and determined that there was no impairment of goodwill. The Company completed an annual test for impairment at January 3, 2003 and determined that goodwill was not impaired. At January 3, 2003 and January 4, 2002, the carrying value of goodwill was $912.

The transitional disclosure of reported earnings for the fiscal years ended January 3, 2003, January 4, 2002 and January 5, 2001, as adjusted, is presented in the table below:

	2002	2001	2000
Net income (loss), as reported	$ 5,243	$ (940)	$ 8,963
Addback amortization of goodwill, net of tax	--	79	80
Adjusted net income (loss)	$ 5,243	$ (861)	$ 9,043
Earnings per share:			
Basic			
Net income (loss), as reported	$ 0.86	$ (0.15)	$ 1.45
Addback amortization of goodwill, net of tax	--	0.01	0.01
Adjusted net income (loss)	$ 0.86	$ (0.14)	1.46
Diluted			
Net income (loss), as reported	$ 0.85	$ (0.15)	$ 1.41
Addback amortization of goodwill, net of tax	--	0.01	0.01
Adjusted net income (loss)	$ 0.85	$ (0.14)	$ 1.42

Income Taxes

Income taxes are provided for the amount of taxes payable or refundable in the current year and for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. As a result of recognition and measurement differences between tax laws and financial accounting standards, temporary differences arise between the amount of taxable income and pretax financial income for a year and the tax bases of assets or liabilities and their reported amount in the financial statements. The deferred tax assets and liabilities reported as of January 3, 2003 and January 4, 2002 reflect the estimated future tax effects attributable to temporary differences and carryforwards based on the provisions of enacted tax law.

Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. See Note 11 for the calculation of basic and diluted earnings per share.

Comprehensive Income

Comprehensive income encompasses net income and other components of comprehensive income that are excluded from net income under U.S. generally accepted accounting principles, comprising items previously reported directly in stockholders' equity.

The financial statements of the Company's foreign subsidiaries are measured using the current rate method. Under the current rate method, assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting cumulative foreign currency translation adjustments have been recorded in Accumulated Other Comprehensive Loss, a component of stockholders' equity. Net income from foreign currency translation amounted to $431 in 2002. Net losses from foreign currency translation amounted to $509 and $228 for 2001 and 2000, respectively and are recorded in Accumulated Other Comprehensive Loss.

Stock-Based Compensation

The Company accounts for employee stock options and share awards under the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", "APB 25", as interpreted, with pro-forma disclosures of net earnings and earnings per share, as if the fair value method of accounting defined in Statement of Financial Accounting Standards No. 123, "SFAS 123". SFAS 123 establishes a fair value based method of accounting for stock-based employee compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

Had the Company determined the stock-based compensation expense for the Company's stock options based upon the fair value at the grant date for stock option awards in 2002, 2001 and 2000, consistent with the provisions of SFAS 123, the Company's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below:

	2002		2001		2000	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss):						
As reported	$ 5,243	$ 5,243	$ (940)	$ (940)	$ 8,963	$ 8,963
Add: Stock-based compensation expense included in reported net income (loss), net of related tax benefit	26	26	22	22	4	4
Less: Total stock-based compensation expense determined under the fair value based method for all rewards, net of related tax benefit	(710)	(710)	(768)	(768)	(539)	(539)
Pro forma net income (loss)	$ 4,559	$ 4,559	$ (1,686)	$ (1,686)	$ 8,428	$ 8,428
Pro forma earnings per share:						
As reported	$ 0.86	$ 0.85	$ (0.15)	$ (0.15)	$ 1.45	$ 1.41
Add: Stock-based compensation expense included in reported net income (loss), net of related tax	0.00	0.00	0.00	0.00	0.00	0.00
Less: Total stock-based compensation expense determined under the fair value based method for all rewards, net of related tax benefit	(0.11)	(0.11)	(0.12)	(0.12)	(0.09)	(0.08)
Pro forma net income (loss) per share	$ 0.75	$ 0.74	$ (0.27)	$ (0.27)	$ 1.36	$ 1.33

See Note 12 for the weighted-average assumptions incorporated into the Black-Scholes option-pricing model, used to calculate the fair value stock-based employee compensation.

Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" "SFAS 133". SFAS 133 defines the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. SFAS 133 requires that all derivatives must be recognized on the balance sheet at their then fair value.

SFAS 133 requires companies to recognize adjustments to the fair value of derivatives that are not hedges currently in earnings when they occur. For derivatives that qualify as hedges, changes in the fair value of the derivatives can be recognized currently in earnings, along with an offsetting adjustment against the basis of the underlying hedged item, or can be deferred in other comprehensive income, depending on the exposure of the underlying transaction.

From time to time, the Company enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated payables. Gains or losses on forward contracts which do not qualify for special hedge accounting are recorded in current earnings in other non-operating income or expense. Gains and losses that qualify for special hedge accounting are recorded in "Accumulated Other Comprehensive Loss" in the statement of stockholders' equity.

Advertising and Promotion

Advertising and promotion costs, including print media production costs, are expensed as incurred, with the exception of co-operative advertising, which is accrued and the advertising costs expensed in the period of revenue recognition. Advertising and promotion expense amounted to $7,313, $10,885 and $12,904 for 2002, 2001 and 2000, respectively.

Impairment Accounting

The Company reviews the recoverability of its long-lived assets (property, plant and equipment and trademarks) when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. This review is based on the Company's ability to recover the carrying value of the assets from expected undiscounted future cash flows. If an impairment is indicated, the Company measures the loss based on the fair value of the asset using various valuation techniques. If an impairment exists, the amount of the loss will be recorded in the consolidated statements of operations. It is possible that future events or circumstances could cause these estimates to change.

Research and Development Expenses

Expenditures for research and development of products are expensed as incurred. Research and development expenses amounted to approximately $1,611, $1,135 and $1,083 for 2002, 2001 and 2000, respectively.

Related Party Transactions

At January 4, 2002, the Company held notes of $179 and $124, respectively, from two officers of the Company who are also directors and principal shareholders of the Company's Class A Common Stock. The notes, which are included as a component of stockholders' equity, were due and were repaid on March 17, 2002, were full recourse notes and accrued interest at 9.0% per annum. Interest income from the two notes amounted to $9, $18 and $20 for 2002, 2001 and 2000.

Reclassifications

Certain items in prior years' consolidated financial statements have been reclassified to conform with current year presentation.

Recent Accounting Pronouncements

SFAS 144

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", "SFAS 144". SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", "SFAS 121", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", "APB 30", for the disposal of a segment of a business as previously defined in APB 30. SFAS 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" "ARB 51", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of SFAS 144 are to be applied to all long-lived assets, with the exception of goodwill. SFAS 144 retains the requirements of SFAS 121 to recognize an impairment loss only if the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS 144 expands upon the criteria beyond that previously specified in SFAS 121 to determine when a long-lived asset is held for sale and provides guidance on the accounting for long-lived assets classified as held for sale if the asset is being reclassified as held and used.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The statement retains the basic provisions of APB 30 for the presentation of discontinued operations in the statement of operations but broadens the definition of a discontinued operations to include a component of an entity rather than a segment of a business.

The Company adopted SFAS 144 in the first quarter of fiscal 2002. During fiscal 2002, the Company recorded an impairment charge of $44, to reduce the carrying amount of certain long-lived assets used in the Company's retail operations, which carrying value was not deemed recoverable from its future undiscounted cash flows.

SFAS 148

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS 123", "SFAS 148". SFAS 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", "SFAS 123", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements for SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", "APB 25", and related interpretations. Accordingly, compensation cost for stock options and restricted stock awards is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price an employee must pay to acquire the stock. The Company has adopted the annual disclosure provisions of SFAS 148 in its financial statements for the year ended January 3, 2003 and will adopt the interim disclosure provisions in its financial statements for the quarter ended April 4, 2003. Since the adoption of SFAS 148 involves disclosure only, the Company does not expect a material impact on its earnings or on the Company's financial position.

2. Marketable Securities:

The Company liquidated its investment in its marketable securities in December 2002. As of January 4, 2002, the Company's holdings in marketable securities consisted primarily of equity securities which are classified as trading securities.

The cost of the securities held at January 4, 2002 was $204. As of January 4, 2002, the market value of such securities was $296.

Included in the determination of net income for the years ended January 3, 2003, January 4, 2002 and January 5, 2001 were: 2002, realized losses of $99; 2001, net realized losses of $15 and unrealized losses of $32; and 2000, net realized gains of $86 and unrealized losses of $50.

3. Inventories:

Inventories at January 3, 2003 and January 4, 2002 consisted of the following:

	2002	2001
Finished goods	$ 26,528	$ 25,466
Raw materials and supplies	480	1,501
Work-in-process	193	1,437
Total	$ 27,201	$ 28,404

4. Assets Held for Sale:

In February, 2002, the Company commenced marketing its Bangor, Maine real property, which had been previously used for the assembly of the Company's domestic Saucony footwear. The property is available for immediate sale in its current condition and the Company expects that the property will be sold during fiscal 2003. The property is being actively marketed for sale at a price that management believes is reasonable in relation to its current fair value. As of January 3, 2003, the fair value of the property, based upon an independent appraisal, exceeds the net book value of the property, which was $357 as of January 3, 2003. As a result of the Company's decision to sell the property, the Bangor, Maine real property has been reclassified to "Assets Held for Sale" and is included on the balance sheet at January 3, 2003 in Current Assets.

5. Property, Plant and Equipment:

Major classes of property, plant and equipment at January 3, 2003 and January 4, 2002 were as follows:

	2002	2001
Land and improvements	$ 494	$ 598
Buildings and improvements	5,920	6,270
Machinery and equipment	12,280	11,523
Capitalized leases	--	1,696
Leasehold improvements	556	793
	$ 19,250	$ 20,880
Less accumulated depreciation and amortization	13,536	13,891
Total	$ 5,714	$ 6,989

Accumulated amortization of leased property was $1,473 at January 4, 2002.

6. **Accrued Expenses:**

Accrued expenses at January 3, 2003 and January 4, 2002 consisted of the following:

	2002	2001
Payroll and incentive compensation	$ 2,350	$ 1,223
Income taxes	936	--
Inventory freight and duty	818	479
Professional fees	307	352
Sales commissions	301	289
Selling and advertising	300	130
Plant closing and other charges	36	1,461
Other	2,752	1,668
Total	$ 7,800	$ 5,602

7. **Employee Retirement Plans:**

The Company has maintained a qualified retirement savings plan (401(k) Plan) since 1991. All United States employees of the Company who meet the minimum age and service requirements are eligible to participate in the 401(k) Plan. The Company may make discretionary contributions to the 401(k) Plan equal to a certain percentage of the participating employees' contributions, subject to the limitations imposed by the 401(k) Plan and the Internal Revenue Code. The Company's contributions amounted to $155, $175 and $211 for 2002, 2001 and 2000, respectively.

In 1995, the Company established a deferred compensation program (DCP) to provide key executives and highly compensated employees with supplemental retirement benefits. Eligibility is determined by the Company's Board of Directors. The DCP is not qualified under Section 401 of the Internal Revenue Code. The Company may make discretionary contributions to the DCP equal to a certain percentage of the participants' contributions. The Company's contributions amounted to $17, $19 and $18 for 2002, 2001 and 2000, respectively.

At the 2001 Annual Meeting of Stockholders held on May 24, 2001, the stockholders approved the Company's 2001 Employee Stock Purchase Plan (Employee Stock Purchase Plan), adopted by the Company's Board of Directors on April 6, 2001. An aggregate of 250,000 shares of Class B Common Stock, $0.33-1/3 par value per share, of Saucony, Inc. have been reserved by the Company and may be issued under the Employee Stock Purchase Plan. The plan provides employees of the Company and its designated subsidiaries with an opportunity to purchase common stock of the Company through accumulated payroll deductions, at a price per share equal to 85% of the fair market value of a share of common stock on the enrollment date or on the exercise date, whichever is lower. The plan qualifies as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code and its provisions are construed so as to extend and limit participation in a manner consistent with the requirements of that section of the code.

All employees who meet minimum age and service requirements are eligible to participate in the 2001 Employee Stock Purchase Plan. Employee payroll deductions associated with the 2001 Employee Stock Purchase Plan began in September 2001. As of January 3, 2003, there were 11,294 shares of common stock purchased under the plan. There were no purchases of common stock made under the plan as of January 4, 2002.

8. Commitments and Contingencies:

Operating Lease Commitments

The Company is obligated under various operating leases for equipment and rental space through 2010. Total equipment and rental expenses for 2002, 2001 and 2000 were $1,602, $1,720 and $1,261, respectively.

Future minimum equipment and rental payments:

2003	$ 962
2004	$ 842
2005	$ 523
2006	$ 254
2007 and thereafter	$ 469

Short-Term Borrowing Arrangements

On August 30, 2002, the Company entered into a revolving credit agreement under the terms of which a bank committed to a maximum of $15,000 to the Company for cash borrowings and letters of credit. The credit facility which terminates on August 31, 2004, amends and restates, in its entirety, the revolving credit agreement which terminated on August 30, 2002. Maximum borrowings under the credit facility are limited to the lesser of $15,000 or the sum of 65% of eligible receivables plus 20% of eligible finished goods inventory. Borrowings under the credit facility are made at the bank's prime rate of interest, less 1.0%, or at the LIBOR rate, plus 1.5%. In addition, the Company pays a quarterly commitment fee of 0.25% on the average daily unused credit line. The credit facility contains restrictions and financial covenants including: restrictions on additional indebtedness, restrictions on the annual amount of capital expenditures and limits the repurchase of our common stock to $3,000 over the term of the facility. The credit facility is subject to the bank's periodic review of the Company's operations. The Company was in compliance with all covenants of the credit facility at January 3, 2003. At January 3, 2003, there were no borrowings outstanding under the facility. We had open commitments under letters of credit in the amount of $348 at January 3, 2003.

Saucony Canada, Inc. maintains a credit facility with a Canadian lender. The agreement provides Saucony Canada with a credit line of 1,500 Canadian Dollars for cash borrowings and letters of credit. At January 3, 2003, there were no borrowings or letters of credit outstanding under this credit facility.

Employment Agreements

On August 17, 2000, the Company entered into employment agreements with two key executives. The employment agreements provide for minimum aggregate annual base salaries of $925, annual consumer price index adjustments, life insurance coverage, cash bonuses calculated as a percentage of the Company's consolidated pre-tax income. The employment agreements are scheduled to expire in August 2003, but extend automatically for additional one-year terms beginning upon such scheduled expiration unless prior notice is given by the Company or the employee. The Company has included an aggregate bonus expense to the key executives of $511, $0 and $853 in general and administrative expenses for 2002, 2001 and 2000, respectively. Included in accrued expenses at January 3, 2003 and January 4, 2002, are accrued bonus expense of $511 and $0, respectively.

Litigation

The Company is involved in routine litigation incident to its business. Many of these proceedings are covered in whole or in part by insurance. In management's opinion, none of these proceedings is expected to have a material adverse effect on the Company's financial position, operations or cash flows.

9. Common Stock:

The Company has two classes of Common Stock. The Class A Common Stock has voting rights. The Class B Common Stock is non-voting, except with respect to amendments to the Company's Articles of Organization that alter or change the powers, preferences or special rights of the Class B Common Stock so as to affect them adversely and as otherwise required by law. The Class B Common Stock has certain features, including a "Class B Protection" feature and a feature pursuant to which the Class B Common Stock is entitled to receive cash dividends equal to 110% of the cash dividends payable on Class A Common Stock, if any, which are intended to minimize the economic reasons for the Class A Common Stock to trade at a premium compared to the Class B Common Stock. The other terms of the Class A Common Stock and Class B Common Stock, including rights with respect to special cash dividends, stock dividends, stock splits, consideration payable in a merger or consolidation and distributions upon liquidation, generally are the same.

The following table summarizes the activity for the Class A Common Stock and Class B Common Stock, *for the periods ended January 5, 2001, January 4, 2002 and January 3, 2003:*

	Class A Common Stock	Class B Common Stock
Shares outstanding at December 31, 1999	2,668,127	3,651,409
Shares issued	--	64,160
Shares repurchased	(98,000)	(201,600)
Shares outstanding at January 5, 2001	2,570,127	3,513,969
Shares issued	--	17,930
Shares repurchased	(3,380)	(16,096)
Shares outstanding at January 4, 2002	2,566,747	3,515,803
Shares issued	--	68,944
Shares repurchased	(41,700)	(53,130)
Shares outstanding at January 3, 2003	2,525,047	3,531,617

As of January 3, 2003, January 4, 2002 and January 5, 2001, the number of shares of Class A Common Stock and Class B Common Stock held in Treasury were as follows:

	Class A Common Stock	Class B Common Stock	Total Class A and Class B Common Stock
January 3, 2003	186,080	574,726	760,806
January 4, 2002	144,380	521,596	665,976
January 5, 2001	141,000	505,500	646,500

10. Stock Options and Stock Purchase Warrants:

Under the Company's 1993 Equity Incentive Plan (Equity Incentive Plan), approved by the Company's shareholders on May 25, 1993, the Company may grant incentive stock options and restricted stock awards to officers, key employees and Directors of the Company. Outside consultants and advisors to the Company are eligible to receive non-statutory stock options and awards of restricted stock. The Equity Incentive Plan expires on April 7, 2003, at which time no further options or stock awards may be granted.

The Equity Incentive Plan is administered by the Board of Directors, which, at its sole discretion, grants options to purchase shares of Common Stock and makes awards of restricted stock. The purchase price per share of Common Stock shall be determined by the Board of Directors, provided, however, that in the case of incentive stock options, the purchase price may not be less than 100% of the fair market value of such stock at the time of grant of the option. The terms of option agreements are established by the Board of Directors, except in the case of incentive stock options, the term of which may not exceed ten years, or five years for certain principal stockholders. The vesting schedule is subject to the discretion of the Board of Directors.

Restricted stock awards granted under the Equity Incentive Plan entitle recipients to purchase shares of the Company's Common Stock subject to restrictions concerning the sale, transfer and other disposition of the shares issued until such shares are vested. The Board of Directors determines the purchase price, which may be less than the fair market value of the Common Stock, and the vesting schedule for such awards.

The Board of Directors has delegated its powers under the Equity Incentive Plan to the Compensation Committee of the Board of Directors. At January 3, 2003, a total of 1,900,000 shares, in the aggregate, of Class A Common Stock and Class B Common Stock have been reserved by the Company and may be issued under the Plan.

The following table summarizes the awards available for grant under the Company's 1993 Equity Incentive Plan for the three-year reporting period ended January 3, 2003:

	Shares
Shares available at December 31, 1999	339,460
Additional shares reserved	750,000
Awards granted	(239,847)
Options expired or cancelled	21,300
Shares available at January 5, 2001	870,913
Awards granted	(284,801)
Options expired or cancelled	72,465
Shares available at January 4, 2002	658,577
Awards granted	(160,000)
Options expired or cancelled	128,621
Share available at January 3, 2003	627,198

The following table summarizes the Company's stock option activity for the periods ended January 5, 2001, January 4, 2002 and January 3, 2003:

	Shares	Weighted Average Exercise Price	Option Price Range
Outstanding at December 31, 1999	488,290	$ 7.99	$ 4.00 - $ 23.63
Granted	239,847	$11.75	$ 9.88 - $ 14.25
Exercised	(64,160)	$ 4.73	$ 4.00 - $ 6.50
Forfeited	(25,300)	$12.91	$ 4.88 - $ 23.63
Outstanding at January 5, 2001	638,677	$ 9.59	$ 4.00 - $ 19.88
Granted	284,801	$ 6.64	$ 4.50 - $ 10.50
Exercised	(17,930)	$ 4.67	$ 4.00 - $ 5.13
Forfeited	(65,465)	$ 7.63	$ 4.13 - $ 14.63
Expired	(7,000)	$ 4.19	$ 4.00 - $ 4.44
Outstanding at January 4, 2002	833,083	$ 8.89	$ 4.00 - $ 19.88
Granted	160,000	$ 6.67	$ 5.90 - $ 9.30
Exercised	(57,650)	$ 4.78	$ 4.00 - $ 7.06
Forfeited	(96,771)	$ 9.45	$ 4.00 - $ 14.69
Expired	(35,850)	$ 4.84	$ 4.44 - $ 5.36
Outstanding at January 3, 2003	802,812	$ 8.85	$ 4.00 - $ 19.88

Options exercisable for shares of the Company's Class A and Class B Common Stock as of January 5, 2001, January 4, 2002 and January 3, 2003 are as follows:

	Options Exercisable				
				Weighted Average Exercise Price	
	Class A Common Stock	Class B Common Stock	Total	Class A Common Stock	Class B Common Stock
January 5, 2001	--	232,090	232,090	--	$ 7.89
January 4, 2002	--	396,209	396,209	--	$ 8.81
January 3, 2003	--	435,736	435,736	--	$ 9.30

The following table summarizes information about stock options outstanding at January 3, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding at 01/03/03	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares Exercisable at 01/03/03	Weighted Average Exercise Price
$ 4.00 - $ 4.88	5,250	2.73	$ 4.54	3,400	$ 4.48
$ 5.00 - $ 5.90	152,420	4.01	$ 5.46	83,176	$ 5.30
$ 6.00 - $ 6.95	163,150	7.78	$ 6.27	77,750	$ 6.25
$ 7.01 - $ 7.77	168,893	7.89	$ 7.14	82,631	$ 7.08
$ 8.06 - $ 9.88	7,500	8.56	$ 9.03	600	$ 8.67
$10.00 - $10.19	1,000	2.55	$10.09	400	$10.09
$11.25 - $11.38	136,900	6.21	$11.26	76,900	$11.26
$12.13 - $12.50	57,421	2.08	$12.16	23,968	$12.17
$13.38 - $14.69	49,028	1.95	$14.01	34,161	$14.30
$16.16 - $17.75	60,250	1.80	$16.53	52,150	$16.42
$19.88	1,000	1.60	$19.88	600	$19.88
	802,812			435,736	

On March 12, 2001, the Company issued common stock purchase warrants to purchase, in the aggregate, 50,250 shares of the Company's Class B Common Stock at a per share price of $7.00 to five footwear suppliers. The stock purchase warrant grant was approved by the Company's Board of Directors on February 27, 2001. The warrants were issued for no cash consideration; but rather as an incentive to the recipients of the warrants to satisfy specific performance criteria which support the Company's financial and operating goals. The warrants vest in five equal annual installments, commencing on March 12, 2002 and expire on March 12, 2006. The right to exercise the warrants is subject to the satisfaction of specific performance criteria by the recipients. See Note 12 for further discussion of the stock warrant fair value and annual stock-based compensation expense.

On February 20, 2003, the Company's Board of Directors adopted the Company's 2003 Stock Incentive Plan (Plan). Under the Stock Incentive Plan, the Company may grant incentive stock options and restricted stock awards to employees and officers of the Company. The Company's directors, outside consultants and advisors are eligible to receive non-statutory stock options and restricted stock awards. A total of 1,750,000 shares, in the aggregate, of Class A Common Stock and Class B Common Stock have been reserved by the Company and may be issued under the Plan. The Plan is subject to approval at the Company's 2003 Annual Meeting of Shareholders to be held on May 21, 2003.

11. Earnings Per Share

The following table sets forth the computation of basic earnings per common share and diluted earnings per common share:

	2002		2001		2000	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss) available for common shares and assumed conversions	$ 5,243	$ 5,243	$ (940)	$ (940)	$ 8,963	$ 8,963
Weighted-average common shares and equivalents outstanding:						
Weighted-average shares outstanding	6,107	6,107	6,080	6,080	6,192	6,192
Effect of dilutive securities:						
Stock options	--	76	--	--	--	149
Stock purchase warrants	--	3	--	--	--	--
	6,107	6,186	6,080	6,080	6,192	6,341
Earnings per share:						
Net income (loss)	$ 0.86	$ 0.85	$ (.15)	$ (.15)	$ 1.45	$ 1.41

Options to purchase 312,000 and 833,000 shares of common stock were outstanding at January 3, 2003 and January 4, 2002, respectively, but were not included in the computations of earnings per share since the options were anti-dilutive. Stock warrants to purchase 47,000 and 50,000 shares of common stock were outstanding at January 3, 2003 and January 4, 2002, respectively, but were not included in the computations of earnings per share since the warrants were anti-dilutive.

12. Accounting for Stock-Based Compensation

The Company has elected to continue to measure stock-based compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", "APB 25". Accordingly, compensation cost for stock options and restricted stock awards is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price an employee must pay to acquire the stock.

The Company recognizes stock-based compensation arising from the issuance of restricted stock warrants and below market options over the vesting period of the stock grant or option term. Stock-based compensation amounted to $1, $7 and $6 for 2002, 2001 and 2000, respectively.

The Company issued common stock purchase warrants to purchase, in the aggregate, 50,250 shares of the Company's Class B Common Stock at a per share price of $7.00 to five footwear suppliers. Fair value at date of grant for the warrants was $3.93 per share issuable upon exercise of each warrant. Amortization of stock-based compensation resulting from the stock purchase warrants amounted to $42 and $31 for 2002 and 2001, respectively, and is recorded as a component of cost of goods sold.

The weighted average fair value at date of grant for options granted in 2002, 2001 and 2000 was $3.18, $3.57 and $6.45 per share issuable upon exercise of each option, respectively. The weighted-average fair value of these options at the date of grant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 3.7%, 5.0% and 6.5%; dividend yields of 0%, 0% and 0%; volatility factors of

the expected market price of the Company's common stock of 67.3%, 71.9% and 70.0%; and a weighted-average expected life of the options of 3.3, 3.5 and 3.7 years.

13. Income Taxes:

The provision for income taxes was based on pre-tax income (loss) from operations before minority interest which was subject to taxation by the following jurisdictions:

	2002	2001	2000
Pre-tax income (loss):			
United States	$ 7,502	$ (1,261)	$14,660
Foreign	1,779	897	853
Total	$ 9,281	$ (364)	$15,513

The provision for income taxes consists of the following:

	2002	2001	2000
Current:			
Federal	$ 2,293	$ 426	$ 4,129
State	686	165	1,129
Foreign	795	540	525
	3,774	1,131	5,783
Deferred:			
Federal	144	(828)	523
State	(81)	(176)	132
Foreign	(66)	(39)	(62)
	(3)	(1,043)	593
Change in valuation allowance	94	387	85
Total	$ 3,865	$ 475	$ 6,461

The net deferred tax asset or liability reported on the consolidated balance sheet consists of the following items as of January 3, 2003 and January 4, 2002:

	2002	2001
Net current deferred tax assets:		
Allowance for doubtful accounts and discounts	$ 753	$ 785
Deferred compensation	568	549
Inventory allowances and tax costing adjustments	392	287
Other accrued expenses	203	514
Unrealized gain on marketable securities	--	(37)
Total	$ 1,916	$ 2,098
Net long-term deferred tax assets:		
Foreign loss carryforwards	$ 612	$ 570
State loss carryforward	52	0
Valuation allowance	(664)	(570)
Total	$ 0	$ 0
Net long-term deferred tax liabilities:		
Investment in limited partnership	$ 1,195	$ 1,210
Property, plant and equipment	664	739
Total	$ 1,859	$ 1,949
Net deferred tax asset	$ 57	$ 149

The foreign loss carryforwards relate to operating losses of approximately $1,935, which may be carried forward indefinitely. At January 3, 2003, the Company has determined that it is more likely than not that all of the deferred tax assets resulting from foreign and state operating losses will not be realized.

The Company has not recorded deferred income taxes on the undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. These earnings amounted to approximately $4,055 at January 3, 2003.

A reconciliation of the expected tax computed at the U.S. statutory federal income tax rate to the total provision for income taxes follows:

	2002	2001	2000
Expected tax at 34%	$ 3,155	$ (124)	$ 5,275
State income tax, net of federal benefit	399	(7)	833
Non-deductible expenses and tax-exempt income	121	40	100
International tax rate differences	100	124	174
Valuation allowance relating to foreign and state operating losses	94	387	85
Low-income housing tax credits	(4)	(5)	(6)
Adjustment of prior years' estimated tax liabilities	--	60	--
Provision for income taxes	$ 3,865	$ 475	$ 6,461

14. Sale of Cycling Division:

On June 29, 2000, the Company sold substantially all of the assets and business of its cycling division, consisting of inventory, prepaid expenses, equipment and tradenames, to QR Merlin Acquisition LLC for $1,350 in cash and the assumption of $39 in liabilities. In connection with the sale, the Company recorded a pre-tax loss of $2,661, inclusive of $1,012 of expenses associated with the transaction and resulting from the exit of the cycling business. As a result of the transaction, a majority of the cycling division employees were severed and certain long-lived assets used exclusively in the cycling business were deemed impaired. Expenses associated with the sale and exit of the cycling division are as follows:

Transaction costs	$ 358
Costs to exit facility and equipment leases and other non-cancelable contractual commitments	142
Employee severance and termination benefits	210
Writeoff leasehold improvements	84
Writeoff goodwill and other deferred charges	218
Total	$ 1,012

Net sales from the cycling division, which are included in our Other Products segment, represented approximately 1.9% of consolidated net sales for fiscal year 2000. The loss on the sale of the cycling division is included in the income before tax for the Other Products segment. As of January 3, 2003, the Company has no remaining reserves related to the cycling division sale.

15. Plant Closing and Other Charges:

On November 9, 2001, the Company announced the cessation of manufacturing at and closing of its Bangor, Maine facility. During the fourth quarter of fiscal 2001, the Company relocated the Asian sourcing and quality control office to China, resulting in the closure of its Taiwan office. In addition, in the fourth quarter of 2001, the Company negotiated an early termination and exit of a retail store lease. As a result of these actions, the Company recorded pre-tax charges of $2,108. The closing of the Bangor, Maine facility in January 2002 resulted in the termination of 101 employees, of which 61 were

terminated subsequent to January 4, 2002. Assets used extensively by the Bangor, Maine manufacturing facility, the Taiwan office and the retail store have been written down to fair market value. Expenses associated with the plant closing and other charges are as follows:

	Bangor Plant	Taiwan Office	Retail Store	Total
Employee severance and termination benefits	$1,121	$ 150	$ 4	$1,275
Facility and equipment lease exit costs and other non-cancelable contractual commitments	228	--	200	428
Writedown of machinery and equipment to fair market value	248	25	77	350
Professional fees and other transaction costs	47	--	8	55
Total	$1,644	$ 175	$ 289	$2,108

During fiscal 2002, we recorded a pre-tax net benefit of $214 to reduce expenses accrued in the fourth quarter of fiscal 2001, associated with the closing of our Bangor, Maine manufacturing facility and the early termination and exit of a retail store lease. Partially offsetting this pre-tax benefit was a pre-tax charge of $142 to close an underperforming retail store. Expenses associated with the store closing included lease termination and other contractual costs of $51 and $91 to write-off leasehold improvements.

Included in accrued expenses at January 3, 2003 and January 4, 2002 are $36 and $1,461 of costs associated with the plant closing and other charges. The charge recorded for the Bangor, Maine plant closing and the Taiwan office closing are included in income before tax for the Saucony segment, while the retail store closing is included in income before tax for the Other Products segment.

The following table summarizes the activity in the plant closing and other charge accruals for the fiscal years ended January 4, 2002 and January 3, 2003:

	Employee Severance and Termination Benefits	Facility Closure and Contractual Commitments	Writedown of Equipment and Disposal Costs	Professional Fees and Other Costs	Total
Company Total					
Charge	$ 1,275	$ 428	$ 350	$ 55	$ 2,108
Payments / utilization	(382)	--	(260)	(5)	(647)
Balance, January 4, 2002	893	428	90	50	1,461
Payments / utilization	(787)	(320)	(89)	(15)	(1,211)
Expense reversal	(79)	(99)	(1)	(35)	(214)
Balance, January 3, 2003	$ 27	$ 9	$ 0	$ 0	$ 36

16. Geographic Segment Data:

The following table summarizes the Company's operations by geographic area for the years ended January 3, 2003, January 4, 2002 and January 5, 2001 and assets as of January 3, 2003, January 4, 2002 and January 5, 2001:

	2002	2001	2000
Revenues:			
United States	$ 103,444	$ 106,450	$ 145,744
Canada	11,700	8,464	7,194
Other international	18,355	17,450	14,982
	$ 133,499	$ 132,364	$ 167,920
International revenues:			
United States – sales to foreign distributors	7,048	8,164	5,119
Canada	11,700	8,464	7,194
Other international	11,307	9,286	9,863
	$ 30,055	$ 25,914	$ 22,176
Inter-area revenues:			
United States	$ 247	$ 1,228	$ 870
Canada	6,386	5,363	4,222
Other international	5,191	4,211	5,077
	$ 11,824	$ 10,802	$ 10,169
Total revenues:			
United States	$ 103,691	$ 107,678	$ 146,614
Canada	18,086	13,827	11,416
Other international	23,546	21,661	20,059
Less: Inter-area eliminations	(11,824)	(10,802)	(10,169)
	$ 133,499	$ 132,364	$ 167,920
Operating income (loss):			
United States	$ 5,531	$ (2,565)	$ 13,855
Canada	1,931	1,304	1,080
Other international	1,659	1,151	1,332
Less: Inter-area eliminations	(178)	(159)	(144)
	$ 8,943	$ (269)	$ 16,123
Assets:			
United States	$ 81,538	$ 78,942	$ 78,130
Canada	6,906	5,222	4,119
Other international	9,396	7,403	9,346
Less: Inter-area eliminations	(10,300)	(13,467)	(8,310)
	$ 87,540	$ 78,100	$ 83,285

Revenues are classified based on customer location. Other revenue consists primarily of royalty income. Inter-area revenues consist primarily of inventory shipments to the Company's international subsidiaries. These inter-area sales are generally priced to recover cost plus an appropriate mark-up for profit and are eliminated in the determination of consolidated net sales and cost of sales. Operating income consists of revenue, less cost of sales, selling expenses, general and administrative expenses, plant closing and other charges, and the loss on the sale of the cycling division.

17. Operating Segment Data:

The Company's operating segments are organized based on the nature of products. The operating segments of the Company are as follows:

Saucony Segment

Performance running, walking and outdoor trail footwear and multi-sport and triathlon athletic apparel sold under the Saucony brand name.

Other Products Segment

The Other Products segment aggregates several product lines, none of which individually meets the criteria as defined in SFAS 131 for a reportable segment. Included in Other Products are: Hind multi-sport athletic apparel; Spot-bilt coaches, official, leather walking and workplace footwear; Hyde Authentics casual footwear; the Company's retail factory outlet stores; and the Company's former cycling division.

The following table summarizes the results of the Company's operating segments for the years ended January 3, 2003, January 4, 2002 and January 5, 2001 and identifiable assets as of January 3, 2003, January 4, 2002 and January 5, 2001:

	2002	2001	2000
Revenues:			
Saucony	$ 111,035	$ 110,393	$ 146,596
Other Products	22,464	21,971	21,324
Total	$ 133,499	$ 132,364	$ 167,920
Pre-tax income (loss):			
Saucony	$ 10,288	$ (296)	$ 18,507
Other Products	(1,007)	(68)	(2,994)
Total segment pre-tax income (loss)	9,281	(364)	15,513
Provision for income taxes	3,865	475	6,461
Minority interest	173	101	89
Net income (loss)	$ 5,243	$ (940)	$ 8,963
Assets:			
Saucony	$ 75,918	$ 62,488	$ 68,268
Other Products	11,622	15,612	15,017
Total	$ 87,540	$ 78,100	$ 83,285
Depreciation and amortization:			
Saucony	$ 1,332	$ 1,668	$ 1,701
Other Products	265	301	257
Total	$ 1,597	$ 1,969	$ 1,958
Goodwill, net:			
Saucony	$ 19	$ 19	$ 30
Other Products	893	893	1,013
Total	$ 912	$ 912	$ 1,043
Interest, net income (expense):			
Saucony	$ 327	$ (28)	$ (276)
Other Products	--	(49)	(341)
Total	$ 327	$ (77)	$ (617)
Components of interest, net			
Interest expense	$ (5)	$ (213)	$ (695)
Interest income	332	136	78
Interest, net	$ 327	$ (77)	$ (617)

18. Concentration of Credit Risk:

Financial instruments which potentially subject the Company to credit risk consist primarily of cash, cash equivalents and trade receivables.

The Company maintains cash and cash equivalents with various major financial institutions. Cash equivalents include investments in commercial paper of companies with high credit ratings, investments in money market securities and securities backed by the U.S. Government. At times such amounts may exceed the Federal Deposit Insurance Corporation limits. The Company limits the amount of credit exposure with any one financial institution and believes that no significant concentration of credit risk exists with respect to cash investments.

Trade receivables subject the Company to the potential for credit risk with customers in the retail and distributor sectors. To reduce credit risk, the Company performs ongoing evaluations of its customers' financial condition but does not generally require collateral. Approximately 42% and 45% of the Company's gross trade receivables balance was represented by 18 customers and 16 customers, respectively, at January 3, 2003 and January 4, 2002, respectively, which exposes the Company to a concentration of credit risk. The Company did not derive more that 10% of its consolidated revenue from one customer in 2002, 2001 or 2000.

19. Financial Instruments:

The carrying value of cash, cash equivalents, receivables, and liabilities approximates fair value. The fair value of marketable securities is estimated based upon quoted market prices for these securities.

The Company enters into forward currency exchange contracts to hedge intercompany liabilities denominated in currencies other than the functional currency. The fair value of the Company's foreign currency exchange contracts is estimated based on foreign exchange rates as of January 3, 2003. At January 3, 2003 and January 4, 2002, the notional value of the Company's foreign currency exchange contracts to purchase U.S. dollars was $5,685 and $2,300, respectively. At January 4, 2002, the notional value of the Company's foreign currency exchange contracts to buy and sell Euros was $100 Euros and $96 Euros, respectively. At January 4, 2002, the national value of the Company's foreign exchange contracts to buy British pounds sterling was $25. There were no outstanding foreign currency exchange contracts involving Euros or British Pounds Sterling at January 3, 2003. Consistent with the provisions of SFAS 133, all derivatives must be recognized on the balance sheet at their then fair value and adjustments to the fair value of derivatives that are not hedges must be recognized currently in earnings when they occur.

The Company believes that these contracts economically function as effective hedges of the underlying exposures but, the foreign currency contracts do not meet the specific criteria as defined in SFAS 133 thus requiring the Company to record all changes in the fair value in earnings in the period of the change. The Company recorded charges of $181 and $35, at January 3, 2003 and January 2, 2002, respectively, against fiscal 2003 and fiscal 2001 earnings, to record the unrealized loss on certain foreign currency contracts outstanding as of those dates. The charges are recorded in non-operating expenses. At January 3, 2003 and January 4, 2002, the fair value of derivatives in a loss position are recorded in accrued expenses.

20. Quarterly Information:

(Unaudited)

2002	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Net sales	$ 34,787	$ 36,453	$ 33,745	$ 28,211
Gross profit	11,899	12,407	12,062	9,478
Net income	1,301	1,549	1,587	806
Earnings per share:				
Basic	0.21	0.25	0.26	0.13
Diluted	0.21	0.25	0.26	0.13

2001	Quarter 1	Quarter 2	Quarter 3	Quarter 4 (1)
Net sales	$ 43,693	$ 35,491	$ 31,488	$ 21,589
Gross profit	13,699	11,853	10,307	6,284
Net income	1,346	176	362	(2,824)
Earnings per share:				
Basic	0.22	0.03	0.06	(0.46)
Diluted	0.22	0.03	0.06	(0.46)

---

(1) The Company closed its Bangor, Maine manufacturing facility, terminated and exited a retail store lease, closed its Taiwan office and incurred other reorganization related expenses. See Note 15 for further information relating to these transactions

Earnings per share amounts for each quarter are required to be computed independently and, as a result, their sum may not equal the total earnings per share amounts for fiscal 2002 and 2001.

21. Supplemental Cash Flow Disclosure

The following table summarizes additional disclosure of cash flow information for the years ended January 3, 2003, January 4, 2002 and January 5, 2001:

	2002	2001	2000
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Income taxes, net of refunds	$ 2,036	$ 857	$ 6,695
Interest	$ 4	$ 205	$ 605
Non-cash Investing and Financing Activities:			
Property purchased under capital leases	$ --	$ 102	$ --
Plant closing and other related charges	$ (72)	$ 2,108	--
Cash received	--	3	--
Severance and other payments	(51)	(386)	--
	$ (123)	$ 1,725	--
Non-cash portion:			
Accrued expenses	$ (214)	$ 1,461	--
Property, plant and equipment	91	264	--
	$ (123)	$ 1,725	--

22. Subsequent Event

On March 11, 2003, the Company was notified by counsel representing the trustee appointed to oversee the liquidation of assets of a former customer of the Company, which filed for bankruptcy protection on November 4, 1999, that the trustee had agreed to settle all claims for preferential transfers. Under the terms of the settlement agreement, which is contingent upon approval by the bankruptcy court, the Company will pay $530 to settle all preferential transfer claims. Furthermore, the trustee will allow an unsecured claim by the Company for $1,358. As a consequence of this settlement, the Company, upon formal approval by the bankruptcy court, will record a pre-tax benefit of $566 to reduce the amount accrued as of January 3, 2003. The benefit will be recorded in general and administrative expenses.

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHER ANDERSEN LLP.

Report of Independent Public Accountants
On Schedules

To Saucony, Inc.:

We have audited in accordance with auditing standards generally accepted in the United States, the accompanying consolidated financial statements of Saucony, Inc. for the year ended January 4, 2002 included in this Form 10-K and have issued our report thereon dated February 14, 2002.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. The schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

Arthur Andersen LLP

Boston, Massachusetts
February 14, 2002

SAUCONY, INC. AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended January 3, 2003, January 4, 2002 and January 5, 2001

(in thousands)

	Balance beginning of year	Additions charged to costs and expenses	Deductions from reserve	Balance end of year
Year ended January 3, 2003:				
Allowance for doubtful accounts and discounts	$ 2,457	$ 4,752	$ 4,803	$ 2,406
Year ended January 4, 2002:				
Allowance for doubtful accounts and discounts	$ 2,047	$ 5,767	$ 5,357	$ 2,457
Year ended January 5, 2001:				
Allowance for doubtful accounts and discounts	$ 3,534	$ 5,525	$ 7,012	$ 2,047

Exhibit Index

Exhibit Number	Description
3.1	Restated Articles of Organization, as amended, of the Registrant are incorporated herein by reference to Exhibits 3.1 and 3.2 to the Registrant's Current Report on Form 8-K dated May 21, 1998.
3.2	By-Laws, as amended.
10.1	Amended and Restated Credit Agreement, dated August 30, 2002, between Saucony, Inc. and State Street Bank and Trust Company, is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 4, 2002.
10.2*	1993 Equity Incentive Plan, as amended, is incorporated herein by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 1998.
10.3*	Amendment No. 3 to 1993 Equity Incentive Plan, as amended, is incorporated herein by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.
10.4*	Amendment No. 4 to 1993 Equity Incentive Plan, as amended, is incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000.
10.5*	VP Bonus Plan is incorporated herein by reference to Exhibit 10.19 to the Form S-2.
10.6*	2001 Employee Stock Purchase Plan is incorporated herein by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (File No. 333-65974).
10.7*	Employment Agreement dated as of August 17, 2000, by and between the Registrant and John H. Fisher, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2000.
10.8*	Executive Retention Agreement dated as of August 17, 2000, by and between the Registrant and John H. Fisher, is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2000.
10.9*	Employment Agreement dated as of August 17, 2000, by and between the Registrant and Charles A. Gottesman, is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2000.
10.10*	Executive Retention Agreement dated as of August 17, 2000, by and between the Registrant and Charles A. Gottesman, is incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2000.
10.11*	Severance Agreement as of January 31, 2002 by and between the Registrant

and Arthur E. Rogers incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2002.

10.12*	Saucony, Inc. Non-Qualified Retirement Plan
21	Subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP.
23.2	Limitation of Remedies Against Arthur Andersen LLP. Please see Item 9 of this Annual Report on Form 10-K.
23.3	Consent of PricewaterhouseCoopers LLP.
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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* Management contract or compensatory plan or arrangement filed herewith in response to Item 14(a)(3) of the instructions to Form 10-K.

